



Numerex

2003 Annual Report



About the Company

Numerex is a communications technology business comprised of operating subsidiaries that utilize existing wireless, cellular, Internet or cable infrastructure thereby enabling network access and information management through the deployment of proprietary software and technology. Numerex facilitates the real-time exchange of information between remote devices, people and business systems. This provides companies the ability to remotely connect, monitor, control and diagnose their field assets. The Company primarily markets and sells products and services in wireless data communications through Cellemetry®, Uplink℠, MobileGuardian™, VendView™, and digital multimedia through PowerPlay™ and IPContact®. These products and services enable customers around the globe to monitor and move information for a variety of applications from home and business security to distance learning. In addition, the Company offers wireline alarm security products and services, as well as telecommunications network operational support systems.

The common stock of Numerex is traded on The Nasdaq National Market under the symbol NMRX.

Dear Fellow Shareholders:

In many ways, 2003 marked a critical turning point for Numerex. Like others in the technology sector, our top-line performance over the past year continued to reflect a marketplace that has been weighed down by the ongoing uncertainties in the economy, weak business confidence and distractions over geopolitical events. Yet as we acknowledge these challenges, we can point to a number of key operating and financial successes for Numerex in 2003 that have significantly enhanced our competitive position and will continue to shape our future growth, now and as the economy recovers. Today, more than ever, we are enthusiastic about our role as a leading provider of wireless data and machine-to-machine communications solutions and we continue to see a dynamic industry with tremendous potential. More importantly, we believe we have a clear strategy that focuses on our core competencies and leverages our assets going forward.

In 2003 we identified a number of growth opportunities that would further advance our evolution as a company and, more importantly, improve our performance for years to come. We devised an action plan to focus on the key segments of our wireless data products and services business and more effectively leverage our proprietary data network, Cellemetry®. In tandem with this plan, we also recognized the critical need to build a stronger financial foundation to support our growth. As a result, 2003 was a year of transition and transformation for Numerex. Throughout the year, we focused on executing our plan and building for the future.

Our determination to move Numerex forward in 2003 resulted in a number of key operating accomplishments:

- Launched MobileGuardian™, a web-based vehicle location and recovery solution that combines the accuracy of Global Positioning System, or GPS, and Cellemetry.
- Completed the purchase of Cingular's 40% interest in Cellemetry LLC, giving Numerex full ownership of Cellemetry LLC and its subsidiary, Uplink Security Inc.
- Announced that Numerex's Australian subsidiary, DCX Systems, Inc., reached a five-year agreement with Telstra, a leading Australian telecommunications provider, to expand the availability of its Securitel service.
- Negotiated an exclusive agreement with the nations' largest automotive dealership to market MobileGuardian™, providing point of sale access to over 400 dealership locations.
- Announced the sale of the our mobile messaging service bureau, Data1Source LLC, to Wireless Services Corp., allowing us to focus resources on growing our core wireless telemetry business.
- Added VendView™ to our wireless data solutions portfolio, a service providing remote monitoring of vending machines 24 hours a day, seven days a week.
- Announced the release of IPContact® 8.0, a desktop videoconferencing software package that boasts industry-leading performance levels with multi-point capabilities and voice over IP.
- Announced a strategic marketing initiative with Niigata Seimitsu and Toyota Industries Corporation to manufacture and distribute Numerex's extensive suite of wireless product offerings.

These accomplishments position Numerex for sustainable growth. By further enhancing our product mix, we now have additional opportunities to leverage the quality and reliability of our ubiquitous Cellemetry network and expand our market coverage. We believe Numerex offers a compelling value proposition to customers seeking the most advanced wireless communications solutions on the market. Looking ahead, we intend to focus on increasing connections to the Cellemetry network and drive recurring revenues to optimize returns on our investment.

In order to facilitate our growth initiatives, we also set aggressive financial goals for Numerex in 2003. More specifically, we paid careful attention to strengthening our balance sheet, expanding our business lines with a focus on a recurring revenue model, reducing our operating expenses and improving gross margins. In spite of a difficult economy, we made significant progress towards meeting those objectives. While overall revenues declined from the prior year, the percentage of service revenues, which are recurring in nature, increased from 45% to 59%. As we continue to build a recurring revenue stream, we believe we can enhance our ability to achieve sustainable growth and improved profitability as the full impact of cost reductions and increased revenue activity from our new product lines are realized. For the year, gross margins improved from 42% in 2002 to 45% in 2003, including depreciation.

We also strengthened our financial position in 2003, providing us with greater flexibility to pursue our growth plan. To accomplish our goals, we identified opportunities to divest ourselves of certain non-core assets, raise additional capital and reduce our debt. The sale of Data1Source LLC resulted in the early payment of $1.5 million to Cingular Wireless related to our purchase of their interest in Cellemetry, the repayment of the entire amount outstanding under our revolving Letter of Credit as well as substantially reducing our capital lease liabilities. In addition, in January 2004, we entered into a financing agreement with Laurus Master Fund, Ltd. for a private placement of a $4.5 million Term Note. The net proceeds from the private placement were used primarily for the repayment of the Company's remaining $3.5 million short-term debt to Cingular Wireless and to provide additional working capital. As a result, we enter 2004 on solid ground.

Looking ahead, we are optimistic about our growth prospects for 2004. We are particularly pleased with the favorable market response to our recently launched product offerings. Today, we believe the key drivers of Numerex's growth and profitability include our innovative wireless data solutions, complemented by our unrivaled network coverage and superior customer service. We must also recognize the remarkable role that many people – our associates, our customers, our vendors and our shareholders – contribute to this ongoing progress. The dedication and commitment of everyone involved with Numerex provides us with a solid foundation and gives us the ability to look confidently into the future. Numerex is building momentum, and we are excited about the opportunities before us in 2004 to deliver greater value to our shareholders.

Thank you for your continued support of Numerex.

Sincerely

Stratton Nicolaides
Chairman and Chief Executive Officer

is a global industry leader in wireless data networks and machine-to-machine communication solutions.

In 2003, we pursued a strategy focused on creating a sustainable competitive advantage for Numerex and long-term value for our customers. Throughout the year, we continued to enhance our product line to further differentiate the Company and position Numerex as the leading enabler of interactive communications solutions for the virtual marketplace. With our proprietary software and gateway technology, Numerex offers reliable, cost-effective data and video solutions for businesses of all sizes. Our goal for 2004 is to leverage our core competencies in network access and information management and continue to add value to the existing infrastructure of public networks by providing the innovative applications that our customers demand.

Our Wireless Data Network

Numerex has gained an unrivaled market position by leveraging the existing telephony infrastructure of major carriers to operate Cellemetry®. Having the world's most extensive cellular-based wireless data network allows Numerex to provide a proprietary, value-added portfolio of services to our customers including Uplink℠, MobileGuardian™ and VendView™. Cellemetry® provides two-way, machine-to-machine (M2M) wireless data communications that enables messaging for many different applications such as alarm messages, meter readings and vending machine status, and provides location identification when used in combination with low-cost Global Positioning Systems (GPS) applications. Using Cellemetry® technology, remote equipment or vehicles can be polled, time-set, or autonomously exchange information with a customer's central locations through the cellular network's control channels. Information gathered is relayed to and from the customer's designated site for collection or for response. Based upon remote conditions, control actions can be relayed as well. For example, equipment can be remotely turned on or off, switches and gates can be closed, and pumps triggered.

Cellemetry® A Numerex Wireless Solution

Cellemetry® taps the unused capacity of the cellular telephone network's overhead control channels and the SS7 network to deliver two-way short data messages, without using or interfering with the voice quality of the cellular network. The Cellemetry® patented technology has been licensed to strategic partners and application developers providing a broad range of solutions widely available across the United States, Canada as well as Mexico and certain countries in South America.

Security Solutions

Numerex has gained favorable recognition in the marketplace as a leading provider of wireless security products. Our Uplink℠ solutions provide superior cellular security and ubiquitous coverage throughout North America utilizing our proprietary Cellemetry® network. With Uplink℠, consumers are guaranteed the security and confidence they need that their alarms will be transmitted instantly, 24 hours a day, 365 days a year.


Protected By
ELECTRONIC
SECURITY
SYSTEM

Uplink℠
A Numerex Wireless Solution

Uplink℠ wireless security products have many unique features that provide a distinct advantage to other security solutions available. By utilizing the Cellemetry® network, our security systems are more difficult to compromise, even with busy signals or dropped calls. Uplink℠ protects residential or commercial security systems with a cellular link that communicates even when telephone lines are cut or disabled. Since Uplink℠ utilizes a nationwide wireless network, there are no range or coverage issues and our units are programmed to find the strongest signal. Since we operate on both sides of the cellular network, should a carrier have network problems, our units will automatically switch to a different carrier, ensuring consistent service and alarm transmission. Uplink℠ can simultaneously provide signaling to the alarm dealer and premise owner via the Internet, e-mail or alphanumeric page. With Uplink℠ products, alarm transmission takes less than one second versus the four to five seconds it takes for a phone line to dial the central station. Uplink℠ continues to send an alarm until the network acknowledges the signal. This feature guards against alarms ever being "lost" as can happen with systems dependent on radio. In addition, our unique web-enabled management system and e-mail feature that allows daily or weekly test information provides reassurance to customers that the system is always doing its job.

Vending Solutions

2003 marked the official launch of VendView™, a unique service that allows vending machine operators to ensure product availability in the right place at the right time and in peak condition. VendView™ provides best of breed solutions designed to regularly transmit intelligent analysis of vending sales data by brand, location and time, helping to decide the most profitable product mix for each machine.



Using our Cellemetry® network for ubiquitous communications coverage, each vending machine is equipped with an internal integrated wireless unit that provides timely managerial reports over the web. Users can also receive alerts via e-mail or SMS text message in time-sensitive situations such as diminishing stock levels, power failure or temperature fluctuations. As a result, operators are able to service a vending machine the moment it develops a fault, minimizing downtime or inventory shortfalls.

Numerex has been testing VendView™ with several prominent bottling companies in Mexico since early 2003 with very favorable results. We are pleased with the rapid acceptance in the marketplace and anticipate that VendView™ will continue to gain momentum as we expand into other markets in 2004. We believe this unique offering affirms our position as an industry-leading provider of innovative wireless data solutions that give our customers a compelling competitive advantage.

TM

provides best of breed solutions designed to regularly transmit intelligent analysis of vending sales data by brand, location and time, helping to decide the most profitable product mix for each machine.

Vehicle Recovery and Location

One of our most promising new product initiatives for 2003 was the introduction of MobileGuardian™, a Web-based vehicle recovery and location solution that combines the accuracy of GPS and Cellemetry®. MobileGuardian™ offers a distinct advantage over other similar products currently in the market by providing ubiquitous coverage throughout all of the United States, Canada and Mexico. MobileGuardian™ is a professionally installed, wireless tracking device that targets the luxury and near-luxury car owner through automotive dealerships across the country. If the car's alarm system is triggered, an electronic impulse is sent to the MobileGuardian™ device located in the vehicle, which will then wirelessly transmit a theft alert notification over the Cellemetry® wireless data communications network to the vehicle's owner via their wireless phone, email or pager. The owner may log onto the secure MobileGuardian™ Web site to send an immediate locate request to the vehicle. Owners may then remotely disable the vehicle at the touch of a button and prevent it from being re-started while they call the police authorities to report the theft and give them the location of the vehicle. This significantly improves the prospects of vehicle recovery and the time frames in which the recovery occurs.

We believe MobileGuardian™ offers significant growth opportunities for Numerex as vehicle monitoring and recovery applications are becoming an increasingly popular option for the security-minded new car buyer, particularly in the luxury auto segment. Our MobileGuardian™ solution provides reliable and timely location information in a crisis, as well as on-demand tracking capability of friends and family throughout their travels. Vehicle monitoring, reporting and recovery is a logical extension of our Security Solutions portfolio and further leverages the power of our Cellemetry® network.

Since its introduction, MobileGuardian™ has gained rapid acceptance among automobile dealerships across the country. Successful execution of our marketing strategy has resulted in the Company securing agreements with over 200 dealership locations nationwide, providing Numerex with a distinct competitive advantage and immediate opportunity to enter several major national markets. We believe that MobileGuardian™ offers a compelling value proposition to both the auto dealer and end-user providing a unique on-demand vehicle monitoring and recovery application.

MobileGuardian™ offers a distinct advantage over other similar products currently in the market by providing ubiquitous coverage throughout all of the United States, Canada and Mexico.

®

takes video conferencing to the next level by extending the capabilities of multi-party video and data collaboration to the user regardless of where they are located.

FastTrack Wireless Solutions™

The Company markets FastTrack Wireless Solutions as a service offering to potential Cellemetry® application partners. This family of products reduces the development and engineering time by providing a majority of the information and resources, including our generic Cellemetry® product, accelerating new partner solutions. As a result, the Company can offer application developers with an interactive Web-based wireless machine-to-machine (M2M) interface product and/or service, which monitor and control geographically remote systems and applications.

Video and Data Collaboration Services

Numerex also offers a wide range of innovative, cost-effective products for high quality interactive video applications, such as distance learning and video conferencing.

PowerPlay™, is an IP-based solution for videoconferencing that provides more capabilities than any other videoconferencing solution on the market today. In 2003, we introduced IPContact® 8.0, a "software only" version of PowerPlay™, designed to provide high-quality, multi-point video on today's desktop or laptop PCs. IPContact® 8.0 boasts industry-leading performance levels and offers unmatched multi-point, IP-based videoconferencing with document collaboration. IPContact® takes video conferencing to the next level by extending the capabilities of multi-party video and data collaboration to the user regardless of where they are located. Multi-point contact features include intuitive graphical interface, integrated data collaboration and remote control of video devices, making this plug and play solution an attractive option for video conferencing from any business location around the world. IPContact® is simple to use and requires an inexpensive plug-and-play camera attachment. We are very excited about the potential growth opportunities for Numerex by offering the first of its kind, software-only video conferencing application in today's market.

Networking Services

Digilog™ provides centrally controlled network monitoring and fault management solutions for widely distributed telecommunications networks. These solutions consist of the centrally controlled Network Access and Monitoring System (NAMS) software, Channel Access Units (CAU) and remotely controlled test instruments such as Protocol Analyzers. Digilog's network engineers tailor hardware and application software to the specific needs of central telecommunications offices, and continually develop and integrate test and monitoring equipment to meet industry needs.

Wireline Data Communications

DCX Systems, one of our subsidiary companies, is a designer, manufacturer and marketer of Derived Channel Wireline Security Networks that are deployed throughout the United States and Australia. Telephone companies, alarm industry manufacturers, distributors, and installing alarm companies utilize Derived Channel technology to service customer needs and expand vertical revenues. Although the sale of Derived Channel network equipment has declined in the United States over the last several years, DCX Systems has effectively shifted their sales and support focus to Australia where Derived Channel technology is still viable and growing. In addition, several initiatives are underway to expand our direct support involvement and revenue position.



Officers

Stratton J. Nicolaides
Chairman and Chief Executive Officer

Alan B. Catherall
Executive Vice President, Chief Financial Officer

Michael A. Marett
Executive Vice President of Operations

Richard C. Rose
Executive Vice President of Marketing and Business Development

Board of Directors

Stratton J. Nicolaides
Chairman and Chief Executive Officer

Brian C. Beazer
Non-Executive Chairman of Beazer Homes USA, Inc.

George Benson
Chairman and Chief Executive Officer of Wisconsin Wireless Communications Corporation

Matthew J. Flanigan
President of the Telecommunications Industry Trade Association

Allan H. Liu
President of The China Retail Fund, LDC

John G. Raos
Lead Independent Director
President and Chief Executive Officer
Precision Partners, Inc.

Andrew J. Ryan
Partner, Salisbury & Ryan LLP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

Commission file number 0-22920

Numerex Corp.
(Exact name of registrant as specified in its charter)

Pennsylvania	11-2948749
(State of Incorporation)	(I.R.S. Employer Identification No.)
1600 Parkwood Circle, Suite 200, Atlanta, Georgia	30339-2119
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (770) 693-5950

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Class A Common Stock, no par value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registration is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes __ No X

The aggregate market value of voting and non-voting stock held by non-affiliates of the Registrant as of June 30, 2003 is $21,081,062[1]

The number of shares outstanding of the issuer's Class A Common Stock, no par value as of March 4, 2004 is 10,791,986

[1] The aggregate dollar amount of the voting stock set forth equals the number of shares of the Company's Common Stock outstanding, reduced by the amount of Common Stock held by officers, directors and shareholders owning 10% or more of the Company's Common Stock, multiplied by $2.84, the last reported sale price for the Company's Common Stock on June 30, 2003. The information provided shall in no way be construed as an admission that any officer, director or 10% shareholder in the Company may be deemed an affiliate of the Company or that such person is the beneficial owner of the shares reported as being held by him, and any such inference is hereby disclaimed. The information provided herein is included solely for record keeping purposes of the Securities and Exchange Commission.

<u>EXPLANATORY NOTE</u>:

The Registrant is filing this Amendment No. 1 to its Form 10-K for the fiscal year ended December 31, 2003 to correct the "accelerated filer" designation on the cover page.

As of June 30, 2002, the aggregate market value of voting and non-voting stock held by non-affiliates was $66,569,894 not $96,335,983, as previously reported. As of June 30, 2003, the aggregate market value of voting and non-voting stock held by non-affiliates was $21,081,062 not $ 30,629,000 as previously reported. Accordingly, the Registrant is not an "accelerated filer" as defined by Exchange Act Rule 12b-2.

No other information contained in the original filing is amended hereby. This amendment does not reflect events occurring after the filing of the original Form 10-K, or modify or update other disclosures therein in any way other than as required to correct the designation on the cover page

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Company's Annual Report to Shareholders for the year ended December 31, 2003, are incorporated by reference in Part I and Part II of this Report and certain provisions of the Company's Proxy Statement to be filed in connection with its 2003 Annual Meeting of Shareholders are incorporated by reference in Part III of this Report.

Other documents incorporated by reference are listed in the Exhibit Index.

PRELIMINARY NOTE

Unless otherwise indicated or the context otherwise requires: (i) the "Company" refers to Numerex Corp. and its wholly-owned and controlled subsidiaries, (ii) all references to Common Stock in this report refer to the Company's Class A Common Stock and (iii) all references in this report to fiscal years are to the Company's fiscal years ended December 31, 2003, 2002, and 2001 respectively.

TABLE OF CONTENTS

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Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, among other things, statements regarding trends, strategies, plans, beliefs, intentions, expectations, goals and opportunities. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "assume," "strategy," "plan," "outlook," "outcome," "continue," "remain," "trend," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. All statements and information herein and incorporated by reference herein, other than statements of historical fact, are forward-looking statements that are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. Many phases of the Company's operations are subject to influences outside its control. The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. These forward-looking statements speak only as of the date of this Annual Report, and the Company assumes no duty to update forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements and future results could differ materially from historical performance.

Any one or any combination of factors could have a material adverse effect on the Company's results of operations or could cause actual results to differ materially from forward-looking statements or historical performance. These factors include: the pace of technological change; variations in quarterly operating results; delays in the development, introduction and marketing of new wireless products and services; customer acceptance of products and services; economic conditions; the inability to attain revenue and earnings growth; changes in interest rates; inflation; the introduction, withdrawal, success and timing of business initiatives and strategies; competitive conditions; the extent and timing of technological changes; changes in customer spending; the loss of intellectual property protection; general economic conditions and conditions affecting the capital markets. Actual events, developments and results could differ materially from those anticipated or projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this document. Subsequent written or oral statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this report and those in the Company's reports previously and subsequently filed with the Securities and Exchange Commission.

PART I

Item 1. Business

Overview

Numerex Corp. (the "Company") is a communications technology business comprised of operating subsidiaries that primarily utilize existing wireless or cellular, Internet and cable infrastructure thereby enabling network access and information management through the deployment of proprietary software and technology which provides an entrance to and exit from a communications network. Such technology is referred to as a "gateway" in the communications industry. The Company primarily markets and sells products and services in wireless data communications through Cellemetry®, Uplink™, MobileGuardian™, VendView™, and digital multimedia through PowerPlay™ and *IPContact™*. These products and services enable customers around the globe to monitor and move information for a variety of applications from home and business security to distance learning. In addition, the Company offers wireline alarm security products and services, as well as telecommunications network support.

The Company's vision is to be recognized as a leading enabler of interactive communication products and services for the virtual marketplace, which we intend to achieve by:

- Adding value to the existing infrastructure of public networks such as the internet, cable or cellular networks through the deployment of our proprietary software and gateway technology,
- Enabling public network access by developing applications to assist businesses in a variety of industries in monitoring their assets,
- Designing, developing and marketing cost effective data and video products and services which provide interactive communications or the real-time, accurate, two-way transfer of video or data, and
- Virtually linking people to other people or to their business devices and assets,
- Focusing on a financial model of recurring service and software revenue.

Background

The Company's business began in July 1992 with the acquisition of technology that enables data transmission over an existing telephone line without interfering with voice communications over the same telephone line ("Derived Channel"). The Company expanded its business primarily through the acquisition of complementary businesses, product lines, and proprietary technologies. In November 1999, the Company sold its Derived Channel technology to British Telecommunications plc ("BT").

In May 1998, the Company, BellSouth Wireless and BellSouth Corporation, now "Cingular", completed a transaction whereby Cellemetry LLC, a joint venture between the Company and Cingular, was formed. Cellemetry LLC provides a cost effective, two-way wireless data communications network throughout the United States, Canada, Mexico, Colombia, Argentina, Paraguay, Dutch Antilles and Puerto Rico, with plans for further expansion in other international markets. On March 28, 2003, the Company acquired Cingular's interest in Cellemetry LLC (the "Cellemetry Transaction").

MACHINE to MACHINE COMMUNICATIONS

Wireless Data Communications
Products and Services

Cellemetry®

The term "Cellemetry" is used when referring to the technology developed and offered by Cellemetry LLC. Cellemetry is a means of wireless data communications that taps the unused capacity of the cellular telephone network's overhead control channels and the SS7/IS-41 network protocol to deliver two-way short data messages, without affecting the voice channels of the cellular network. In other words, Cellemetry takes advantage of the existing cellular telephone network without affecting cellular telephone calls or operation, as further explained below.

Using Cellemetry technology, remote equipment or vehicles can (i) be contacted, (ii) scheduled to perform a task at a preprogrammed time, and/or (iii) autonomously exchange information with a customer's central location. Information gathered is relayed to and from the customer's designated site for collection or for response. Based on remote conditions, control actions can be relayed as well. That means, for example, equipment can be turned on or off remotely, switches and gates can be closed, and pumps triggered.

When used in combination with low-cost Global Positioning System (GPS) applications, Cellemetry radios can pinpoint the precise geographic location of trucks, automobiles, railroad cars, barges, containers, or other movable assets and signal control actions or operator response messages.

The phrase "Cellemetry Data Service" refers to wireless machine to machine communication ("telemetry") or remote monitoring over the cellular telephone network. It provides a means of sending short, telemetry-like messages over the cellular telephone system in a manner that is virtually transparent to the cellular operator. Cellemetry Data Service does not use or impact voice channels, and is a patented technology of Cellemetry LLC. We have negotiated licensing agreements with cellular carriers throughout the United States, Canada, Mexico, Argentina, Colombia, Dutch Antilles, Paraguay and Puerto Rico to make Cellemetry Data Services widely available. We have also negotiated licensing agreements with application developers and radio manufacturers to provide Cellemetry-compatible applications and equipment across urban, rural, and industrial markets.

Cellemetry Data Service enables messaging for many different business applications. It can, for example, report alarm messages, read utility meters, identify vehicle and trailer location, and report a number of items regarding vending machine status. It is unique because it uses the underused portion of the cellular system, the overhead control channels, to convey short data messages without impacting or using the voice channels. These control channels are used to transmit necessary information for all call initiations (both incoming and outgoing) between the cellular system and the cellular customer's equipment. The message handling capacity of these control channels is far greater than is required by the existing cellular system, even during the busiest times of the day.

The Cellemetry Data Service operates in the same manner in which roaming telephones operate in the cellular system. A roaming cellular telephone is defined as a cellular telephone operating in any system other than its home system. When a roaming cellular telephone is turned on, it recognizes the fact that it is not in its home system and accordingly "registers" by sending its Mobile Identification Number (MIN) and its Electronic Serial Number (ESN) to the cellular system via one of the control channels. The cellular system recognizes the roamer number and routes the MIN and ESN to the roamer's home system for validation via a special network (SS7/IS41) which links all of the cellular systems together across Canada, Mexico and the U.S. and parts of South and Central America. This provides the customer with ubiquitous coverage.

Cellemetry radios behave like roaming telephones except the cellular telephone switch's database is set to route the "registrations" (MIN and ESN data) to the Cellemetry Service Bureau, ("the Service Bureau") connected to the same intra-cellular network. The MIN serves to identify the Cellemetry radio and the ESN is the data field, which contains the telemetry message. In addition, Cellemetry's centralized Service Bureau adds a timestamp and the SS7/IS41 network adds point of origin data.

The centralized Service Bureau processes, stores, and routes the Cellemetry Data Service messages according to customer requirements. Some applications may require immediate processing, as is the case with alarm monitoring, while an application such as vending machine status may only need the messages stored and transferred in a single batch once a day.

Uplink™

Uplink designs, develops, markets and sells interface and routing technologies that use Cellemetry® for security alarm communications applications. Because Cellemetry utilizes the existing cellular network and relatively inexpensive radio transmitters, Cellemetry applications can quickly and economically monitor and control equipment at remote locations.

Uplink markets wireless alarm communication equipment, which is installed at customer premises, administers and offers air time packages on a consistent price basis, and provides technical services that route alarm signals from the cellular networks to any Alarm Receiving Center (ARC) central station in North America without requiring either modifications to the ARC's central station's receiving equipment or dedicated receiving equipment.

The Company believes that Uplink's products and airtime communications charges are competitively priced. As a result of combining Cellemetry technology with low cost communication equipment and routing technologies, significant improvements in security communication services are now available to the industry.

The Company also believes that Cellemetry and Derived Channel technology, as security alarm communications platforms, may be complementary. As a result, the technologies can be implemented independently or collectively.

MobileGuardian™

MobileGuardian, a product and service offering, is a Web-based vehicle location and recovery product that combines the accuracy of GPS (Global Positioning System) and Cellemetry wireless data communications technology. The Company's sales channel for MobileGuardian is automotive dealerships, where the wireless device is professionally installed in the owner's vehicle. Once the device is installed and service has been initiated, the vehicle owner accesses the secure MobileGuardian Web site using their selected login and password to locate or recover their vehicle.

If the car's alarm system is triggered, a message is sent to the MobileGuardian device located in the vehicle, which will then wirelessly transmit a theft alert notification over the Cellemetry wireless data communications network to the vehicle's owner via their wireless phone, email or pager. The owner may log on to the secure MobileGuardian Web site to send an immediate locate request to the vehicle. Owners may then remotely disable the vehicle at the touch of a button and prevent it from being re-started while they call the police authorities to report the theft and give them the location of the vehicle. This improves the prospects of vehicle recovery and the time frames in which the recovery occurs. In addition, the vehicle's owner can utilize the MobileGuardian system for purposes of simply tracking the vehicle, without the alarm system triggering. The owner can purchase, via the Web site, additional "locates," or messaging, beyond those allotted at the time of purchase in order to track or disable their vehicle at anytime.

The Company believes MobileGuardian's attractive pricing and valued added features such as **ubiquitous coverage, immediate notification on car alarm activation and vehicle tracking ability,** will allow it to compete in the established vehicle location and recovery markets and, because of the nationwide coverage of Cellemetry®, allow it to develop markets in areas of the country that currently do not have access to such service offerings.

Vending Products and Services

VendView™, a product and service offering, is a Web-based vending machine monitoring application that combines the Company's wireless monitoring devices and Cellemetry wireless data communications technology. Once installed in vending machines, the device will report on a real time basis critical data such as inventory levels, machine operating information (i.e.: temperature levels), and authorized/unauthorized entry into the machine. This application is particularly valuable to vending operators that have machines widely dispersed in large geographic areas or in remote locations and where wireline communications are unavailable or unreliable.

The Company is initially targeting the bottling industry for this product and service, but believes it can be marketed to an expanded audience utilizing a variety of vending applications.

FastTrack Wireless Solutions™

The Company markets FastTrack Wireless Solutions as a service offering to Cellemetry application and potential application partners as a means to reduce the development and engineering time for applications by providing most of the information and resources, including generic Cellemetry product, necessary to more speedily bring applications to market. As a result, the Company can offer application developers with an interactive Web-based wireless machine to machine (M2M) interface product and/or service, which monitor and control geographically remote systems and applications.

Sales and Marketing

The Company's services are marketed directly to alarm companies (Uplink), automotive dealerships (MobileGuardian), and bottling companies (VendView). Cellemetry services are also sold to application providers who are offered communication capability, radio and product development as well as other ongoing support services. A Customer Technical Assistance Center (CTAC) provides customer support 24 hours a day, seven days a week.

The Company currently offers Cellemetry service in the United States, Canada, Mexico, Argentina, Colombia, Dutch Antilles, Paraguay, and Puerto Rico through licensing agreements with both cellular carriers and local resellers. The Company intends to offer Cellemetry in various international markets directly and through strategic partnerships, alliances and other channels of distribution.

Wireline Data Communications (Wireline Telemetry)

Although the Company has sold its Derived Channel technology to BT, the Company retains the right to market this service in North, Central and South America, South Korea and Australia. The Company provides this service through its DCX Systems and DCX Australia subsidiaries.

As a result of technological advances in the telecommunications industry, telephone companies ("Telecomms") are able to broaden their product portfolios by offering enhanced services to their customers. The Company believes that Telecomms may be attracted to niche technologies, such as the Company's Derived Channel technology, that offer a cost effective solution for applications that typically require dedicated lines, thereby providing a more productive use of the existing telephone network.

The Company's licensed technology creates a "Derived Channel" on an existing telephone line by using an inaudible frequency below the voice communications spectrum for data transmission. The Derived Channel technology uses this inaudible or low tone frequency to transmit monitoring information between a microprocessor at the user's protected premises and a microprocessor located at the telephone company's central office. This creates a two-way communication system that continuously monitors the integrity of a user's telephone line and security system. Derived Channel operates over a regular voice telephone line and dedicated lines with no interference, whether or not the telephone is in use. In addition, the low tone signal can be encrypted for additional security.

The Company believes that Derived Channel differs from most other alarm transport technologies in three meaningful ways: 1) Derived Channel operates over existing telephone lines, eliminating the need for a dedicated line service to the telephone customer; 2) Derived Channel communicates by means of an encrypted, continuous and inaudible signal and is transmitted even while the telephone is otherwise in use; and 3) telephone line integrity and security system operation are automatically monitored at frequent intervals through test signals generated by network equipment located at the telecommunication company's central office. The continuous signaling originating at the protected premises provides prompt reporting of line disruptions, telephone system outages, or alarm conditions.

The Company believes that Derived Channel represents an improvement over the most common monitored alarm signaling system, such as the automatic dialer (also know as a digital communicator). These devices are reactive by nature. When an intrusion is detected, an automatic dialer attempts to seize the subscriber's telephone line and dial the number of the alarm monitoring company to report the intrusion. Generally, in the event the telephone line is in use or has been cut, a standard automatic dialer will be unable to report the alarm condition. Unlike the standard automatic dialer, Derived Channel is proactive. As such, it continuously monitors line and system integrity, and automatically reports any line disruption or failure to the Alarm Receiving Center. Therefore, if a telephone line were cut, an intrusion would not go undetected.

Sales and Marketing

The Company will provide a level of marketing support to the Telecomms and alarm system distributors, in its licensed territories, and to seek more comprehensive associations with Telecomms, enabling the Company to market its Derived Channel security alarm transport directly to the industry in an effort to capture a share of the recurring revenue generated by the applications. This segment of the market needs smaller systems and has fewer connection points than the systems that have been marketed to the major telephone companies. The Company is not actively marketing Derived Channel in the US, or any of its licensed territories other than Australia, where it is expanding its relationship with a major Telecomm.

DIGITAL MULTIMEDIA AND NETWORKING

Digital Multimedia

Products and Services

The Company designs, develops, and markets complete digital multimedia system products and services for high quality communications networks. The Company both manufactures the products upon which its systems are based and incorporates third party products where appropriate.

The Company's digital multimedia systems permit network operators to provide a wide range of video and data services, including Internet access, high-speed data transfer, and interactive video conferencing and voice service. The use of fiber optics in the broadband transmission network provides improved signal quality for long distance transmission, increased bandwidth, immunity to interfering signals, and significant cost savings and reliability over coaxial cable-based network technologies. The Company believes that its digital multimedia systems enable the deployment of sophisticated architectures generally at lower costs and with less hardware and complexity than competing offerings.

The Company has developed and continues to enhance its line of software, data, and fiber optic transmission products. In addition, the Company has developed a digital multimedia solution, PowerPlay™, which provides capability for interactive videoconferencing over the same network platform that carries standard data traffic. The Company believes that PowerPlay™ represents a significant advance over the prior generation product EDCOMM™, which was targeted at the distance learning market, because of PowerPlay's broader range of potential uses.

System Solution Services. The Company designs and implements wide area networks utilizing in-house manufactured products and products supplied by third parties. It also trains the end-users as an integral aspect of providing complete system solutions. The Company believes its total system solution focus differentiates it from competitors while providing an additional source of revenue growth.

PowerPlay Solution. PowerPlay is the Company's digital multimedia solution for high bandwidth private network applications. PowerPlay is an integrated hardware-software system, which supports user-friendly control of all network devices including VCRs, cameras, and switches. This product permits the scheduling and conduct of video conferencing via a desktop workstation, a roll about cart or a configured classroom or business environment. The PowerPlay system incorporates proprietary software and both Company and third party developed hardware, and is compatible with all standards based transmission networks. The Company believes that PowerPlay™ is unique with respect to its capability to deliver full motion video signals while using a relatively small amount of bandwidth.

IPContact™. In December 2003, the Company supplemented PowerPlay by announcing the release of IPContact, which is a desktop videoconferencing software package that boasts high quality and high performance video.

Data Solution. The Company also provides high-speed wide area network, or WAN, data solution. This solution is offered as a data only capability or as part of delivering the PowerPlay application. The data product line consists of two main components. First is the data switch product, which the Company obtains from other vendors. Second is the transport converter device, which the Company manufactures.

Analog Products. The Company also offers an analog transport product line, EDCOMM that consists of a variety of fiber optic transmitters and receivers. The typical application is for the delivery of video over a private network.

Sales and Marketing

The Company markets its digital multimedia products and services through a combination of system integrators and value added resellers. The Company believes it will be necessary to expand its sales and marketing efforts in the future to remain competitive and to take advantage of market opportunities, as well as to expand into international markets.

The Company has established relationships with a number of multiple system cable operators, or MSOs. MSOs have generally looked to these private networks as a means of augmenting and extending their public networks, and as a source of new revenues in the increasingly competitive environment.

The Company has developed relationships with a number of traditional systems integrators under which it has provided system design services and has assisted with the installation. The Company believes that systems integrators provide a viable avenue to the market and intends to continue to expand its efforts in this area.

Networking

Products and Services

In the last decade the telecommunications industry has changed its networks to establish, control, and track connections. The improved network is responsible for most of the enhanced services implemented in the last few years. Using Signaling System Seven (SS7) protocol, the improved network has added call forwarding, last number re-dial, call blocking and many other features. In addition, Federal guidelines now mandate Local Number Portability (LNP), a capability that will allow customers to keep the same telephone number as they change their carriers.

The Company provides products that assist both wireline and wireless carriers in the engineering, installation, and servicing of this new telecommunications control network. These telecommunications network operational support systems and services can be broken down into three categories: Test Access, Interconnecting Devices, and Services including System Integration (rack and stack) and Installation.

Test Access. The Digilog Network Analysis and Monitoring System, or NAMS, is a network overlay system that enables a user to monitor the operation of the SS7 network from a central site. The system provides prompt alarm notification of a network failure, automatic activation of backup devices, and a means to track down operational database errors. In this application, the Company supplies the access products and the system software in partnership with Agilent Technologies, which supplies the remote controlled Protocol Analyzers.

Interconnecting Devices. The Digilog™ Channel Access Unit ("CAU") is a product used to provide the physical interconnection between the SS7 network and complex monitoring devices such as the AcceSS7 system from a major telecommunications equipment provider.

This product was developed to meet a strong need to interconnect several applications monitoring computers to a single network tap point. In addition to the CAU, the Company's interconnect products include resistor panels, special cables, fuse panels, and the integration of other third-party equipment.

System Integration (rack and stack) and Installation. The Company is an approved installer for a number of major telecommunications companies. The Company also provides System Integration services. Integration Services are the assembly of both customer-supplied and Digilog manufactured components into rack and cabinet configurations for installation in the telephone central office.

Sales and Marketing

The Company's Digilog™ networking products are sold direct by the Company's sales personnel, who work within the telephone central office and are encouraged to develop practical products and services for wireline and wireless program managers. The Company believes that this approach has proven to be very efficient. In addition, the Company has developed partnerships with a major Telecom vendor and other suppliers of monitoring equipment. Establishing relationships such as these facilitates access to a much broader market without the additional expense of a large and specialized sales force.

GENERAL

Suppliers

The Company relies on third party subcontractors, both in the USA and overseas, to manufacture most of the equipment used to provide its wireless data product solutions, Derived Channel and networking equipment and products. In addition, some of the Company's products are obtained from sole source suppliers. The loss of a subcontractor or supplier could cause a disruption in the Company's business due to the short lead-times demanded by certain of the Company's customers.

Competition

The Company has one direct competitor for its Cellemetry® technology – Aeris.net, formerly Aeris Communication, Inc., which uses the service name Micro Burst. Numerous indirect competitors are actively pursuing the short message wireless data transport market, principally, two-way paging, dedicated packet radio, private radio, low earth orbit satellites, and PCS. Principal competitive factors when selecting a network provider are network reliability and overall coverage. The Company believes that its ubiquitous North American coverage, pricing, and system performance will enable it to effectively maintain and increase it's current market share. However, many of the competitors have greater financial and other resources than the Company, which may provide them a competitive advantage in marketing and selling as well as technological advantages obtained through greater outlays of resources for research and development.

The Company's Uplink™ security products and services have two primary competitors in its existing channels of distribution, Ademco's Alarmnet C and Telular's Teleguard Databurst, both of which use the Aeris.net wireless communications solution. The principal competitive factors that face the business and consumer security industry when selecting which product to purchase are primarily price, reliability and industry certification status. GE Interlogix and DSC Skyrate also offer competitive hardware product solutions, but their service is provided by the Company's Cellemetry® wireless communication solution. The Company believes that Uplink's products and airtime communications charges are competitively priced.

The Company has two direct competitors in the vehicle location and recovery business, LoJack Corporation, the industry market leader, and OnStar Corp., a subsidiary of General Motors Corp., which offers a full suite of concierge services. The principal competitive factors are coverage, user interactions, timely notification and the ability to locate a vehicle at any time on demand. There are also numerous other companies that currently offer or are developing other wireless products and services in this area.

The market for the Company's digital multimedia high bandwidth broadband transmission equipment and software has been characterized by rapid technological change. The principal competitive factors in this market include product performance, reliability, price, breadth of product line, sales and distribution capability, technical support and service, customer relations, and general industry and economic conditions. The ability to provide complete systems solutions including system integration, network management capabilities, and the expertise to migrate existing systems to more complete broadband networks, have also become critically important vendor selection criteria in recent years. Additionally, users require applications to make best use of these networks.

The Company's competitors for its digital multimedia products and services include a number of companies that have developed videoconferencing technology, including PictureTel, Polycom, Tandberg and VTEL. Other competitors include manufacturers of fiber transmission equipment, who offer comparable products but do not provide a complete system solution, including software. Many of the competitors have greater financial and other resources than the Company.

Because of its proprietary nature, the Company believes that it is the only licensed provider of Derived Channel products in Australia. The Company's principal competition in the commercial security market consists of alternative methods of monitoring line integrity, such as dedicated telephone line service. Although security systems using a dedicated telephone line are considered reliable, they are a more expensive alternative to the Company's Derived Channel. The Company believes that Derived Channel represents, from a price performance perspective, the most secure and most reliable form of primary alarm data transport. However, there are other competing wireline technologies.

The Company believes that its networking business is unique among vendors of support systems for SS7 in that it has been a long-term provider of both diagnostic equipment and testing systems. The Company believes that its presence in telephone central offices on a day-to-day basis gives its networking business a unique perspective on the needs of the central office project manager.

Research and Development

Technology is subject to rapid change, so the introduction of new products, technologies and applications in the Company's markets could adversely affect the Company's business. The Company's success will depend, in part, on its ability to enhance existing products and introduce new products and applications on a timely basis. The Company plans to continue to devote a portion of its resources to the research and development function.

The Company continues to invest in improvements to various Numerex technologies, including Cellemetry and its service capabilities on an ongoing basis, focused primarily on the development of expanded service bureau capabilities, further communications costs reductions, and additional enhancement to application-specific capabilities.

Product Warranty and Service

The Company's wireless communications business, depending on the product, provides a one-year to three-year, parts and labor warranty. The Company's Wireline Data communications (Derived Channel) business provides customers with limited one-year warranties on scanners and message switch software while Subscriber Terminal Units ("STUs") are typically sold with a one- or two-year labor and materials warranty. The Company's digital multimedia business provides either a one- or two-year warranty on parts and labor, depending on the scale and type of product provided. The Company's networking business provides a one- or two-year warranty on all telecommunications networking products. In addition, a "help desk" and training support is offered to users of telecommunications networking products. To date, the cost to the Company of its warranty programs have not been material.

Intellectual Property

The Company holds patents covering its Cellemetry related technology in the U.S. and various foreign countries. These patents expire between 2011 and 2016. The Company through Cellemetry licenses certain Cellemetry related technologies under licenses with BellSouth Corporation. The Company also owns other intellectual property relating to its products. The Company holds patents through Cellemetry LLC, which primarily cover the delivery of the Cellemetry wireless data communications service. These patents expire between 2010 and 2012. It is the Company's practice to apply for patents as new products or processes suitable for patent protection are developed. No assurance can be given as to the scope of the patent protection.

The Company believes that the rapid technological developments in the telecommunications industry may limit the protection afforded by patents. Accordingly, the Company believes that its success will also be dependent upon its manufacturing, engineering and marketing know-how and the quality and economic value of its products.

The mark Cellemetry is a registered trademark of the Company. The Company believes that no individual trademark or trade name is material to the Company's competitive position in the industry.

Regulation

Federal, state and local telecommunications laws and regulations have not posed any significant impediments either to the delivery of wireless data signals using the Cellemetry network or the provision of alarm services by telephone companies using Derived Channel technology. The Company may be subject to certain telecommunications taxes and fees, including the federal universal service charge.

By 2008, the FCC will eliminate its requirement that cellular carriers offer analog service pursuant to the Advanced Mobile Phone Service, or AMPS, standard. At that time, cellular carriers may stop offering analog AMPS cellular service and use the spectrum for other purposes. Cellemetry, which currently uses the control channel of AMPS cellular service, would have to migrate its service to the control channels of digital TDMA or CDMA wireless service or to the Short Message Services of digital GSM wireless service, and customers that use Cellemetry based services would have to replace incompatible radios. The Company's wireless products and services that make use of Cellemetry would be similarly affected. While the Company expects that AMPS standard to be available for period of time after 2008, the Company continues to work on digital alternatives and plans to introduce its first digital products during 2004. This will allow the provision of Cellemetry based services into the foreseen future. Also, by going to the digital standard, the Company will be able to add greater functionality compared to the current products on the AMPS standard.

In addition, the Company's products, such as derived channel STUs, Uplink radios and certain digital multimedia products, require certification from the FCC for compliance with standards designed to prevent damage to the telephone network and to restrict radio frequency interference. The Company's products currently used in the U.S., which are subject to these requirements, have received all required certifications. However, anticipated design changes to products sold in the U.S. will require compliance testing and certification.

In the U.S. the Company's products require certification from Underwriters Laboratories in order to serve monitoring applications with higher levels of insurance risk. Certain products of the Company's digital multimedia business also require certification from Underwriters Laboratories. The Company makes every effort to obtain required Underwriters Laboratories certifications for products currently marketed in the U.S.

Regulations similar to the above may exist in other countries. In the event that the Company did not comply with any such regulations, or if the Company's current or future products did not meet various regulatory standards or receive and maintain all required certifications, the Company's business could be adversely affected.

Employees

The Company, as of March 5, 2004, employs 81 employees in the U.S., consisting of 4 in manufacturing, 21 in sales, marketing and customer service, 30 in engineering and operations and 26 in management and administration. No union represents any of the Company's employees. The Company believes that its relationship with its employees is good.

Available Information

The Company makes available free of charge through its website at www.nmrx.com its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission.

Executive Officers and Key Employees of Registrant

The following sets forth the names, ages and positions of the executive officers and certain key employees of the Company as of March 11, 2004:

Stratton J. Nicolaides, age 50, has served as Chief Executive Officer of the Company since April 2000 having served as Chief Operating Officer from April 1999 until March 2000 and as Chairman of the Board since December 1999. From July 1994 until April 1999, Mr. Nicolaides managed a closely held investment partnership and provided consulting services to Dominion Group Limited.

Michael A. Marett, age 49, has been an Executive Vice President of the Company since February 2001. From 1999 to 2001, Mr. Marett was Vice President, Sales and Marketing of TManage, Inc., which provided planning, installation and support services to companies with large remote workforces. From 1997 to 1999 Mr. Marett was Vice President, Business Development of Mitel Business Communications Systems, a division of Mitel Corporation. Prior to this position Mr. Marett held a number of executive positions at Bell Atlantic.

Alan Catherall, age 50, has been the Chief Financial Officer of the Company since June 2003. From 1998 to 2002, Mr. Catherall served as Chief Financial Officer of AirGate PCS, a NASDAQ listed wireless company. From 1996 to 1998, Mr. Catherall was a partner in Tatum CFO LLP, a financial services consulting company. Prior to this, Mr. Catherall held a number of executive and management positions at MCI Communications.

Richard C. Rose, age 56, recently joined Numerex in March 2004, in the position of Executive Vice President, Marketing and Business Development. From 2001 to 2003, Mr. Rose served as Corporate Vice President of Sales and Marketing for Precision Partners, a privately held manufacturer of precision machined parts for a wide variety of industries. From 1998 to 2001, Mr. Rose was the Vice President of Sales and Marketing for Interliant Corporation, a publicly traded ASP providing internet services throughout the world. Prior to this, Mr. Rose was the CEO of Dataflex Corporation, a public corporation providing desktop computer equipment and related services to large, diversified corporations in North America.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks before buying shares of our common stock. The following risks and uncertainties are not the only ones facing us. Additional risks and uncertainties of which we are unaware or we currently believe are not material could also adversely affect us. In any case, the value of our common stock could decline, and you could lose all or part of your investment. You should also refer to the other information contained in this Form 10-K or incorporated herein by reference, including our consolidated financial statements and the notes to those statements. See also, "Special Note Regarding Forward-Looking Statements."

Risks Related to Our Financial Condition

We have a history of losses and are uncertain as to our future profitability.

We may not achieve or sustain operating income, net income or positive cash flow from operations in the future. In 2001, we had an operating loss of $3,142,000 and a net loss applicable to common stockholders of $3,382,000. In 2002, we had an operating loss of $7,450,000 and a net loss applicable to common stockholders of $7,690,000. For the year ended December 31, 2003, we had an operating loss and net loss applicable to common stockholders of $1,404,000.

In addition, we expect to continue to incur significant operating costs and, as a result, will need to generate significant additional revenues to achieve profitability, which may not occur. If our revenues do not grow as needed to offset these costs, our business may not succeed.

We have debt obligations that may adversely affect our financial and operating flexibility.

We currently have indebtedness and may incur additional indebtedness in the future. As of January 31, 2004, our total debt (including obligations under capital leases and equipment financings) was $4.8 million. The terms of our outstanding debt limits us, but does not prohibit us, from incurring additional debt.

As a result of this debt and debt that we may incur in the future, we will need to devote a portion of our available cash towards debt service payments. In addition, our ability to borrow additional money is restricted by our current debt arrangements.

Some of our debt is convertible into common stock. We pay principal and interest on some of our debt that may be repaid using common stock if our stock is above a predetermined fixed price. The principal amount and any interest that has accrued on some of our debt may also be converted at any time by the holder into common stock at a predetermined fixed price. The conversion of our debt into common stock, or payment of principal and interest by us using common stock, would dilute our other stockholders, possibly substantially.

Substantially all of our property and assets are subject to a lien to secure our debt. If we default on our debt, this would subject us to foreclosure on substantially all of our assets to the extent necessary to repay any amounts due. Any such default and resulting foreclosure will have a material adverse effect on us.

Our ability to repay or refinance our debt depends on our successful financial and operating performance and on our ability to implement our business strategy successfully. We cannot assure you that our future cash flows and capital resources will be sufficient to repay our existing indebtedness and any indebtedness we may incur in the future, or that we will be successful in obtaining alternative financing, if necessary. Further, our borrowings are secured by substantially all of our assets and guaranteed by most of our subsidiaries. In the event that we are unable to repay our debts, we may be forced to reduce or delay the completion or expansion of our business strategy, sell some of our assets, obtain additional equity capital or refinance or restructure our debt. If we are unable to meet our debt service obligations or comply with our covenants, we would be in default under our existing arrangements.

Approximately $4,500,000 of our debt is evidenced by a convertible note. This note payable is convertible into our common stock and is accompanied by a common stock purchase warrant. The Company is required to register the shares of common stock for resale within six months. Failure to do so would lead to monthly penalties for the next six months and, if the Company fails to register the shares for common stock after one year, the lender has the right to require full payment of the unpaid principal and interest and can invoke its rights under a security agreement that includes a lien on all the our assets in the United States.

We may seek to sell assets to pay off some of our debt.

One of our strategies to pay off some of our debt is to sell assets. These assets may currently generate revenue for us and contribute to our net income. If we sell assets that do generate revenue and contribute to our net income, this could adversely affect our profitability and our results from operations. A sale of some of our assets could also adversely affect our business strategy, by either delaying or slowing its implementation.

We are a holding company and therefore our ability to make payments on our debt depends on cash flow from our subsidiaries.

We are a holding company. Our only material assets are our ownership interests in our subsidiaries. Consequently, we will depend on distributions or other intercompany transfers from our subsidiaries to make payments on our debt. In addition, distributions and intercompany transfers to us from our subsidiaries will depend on:

- the earnings of our subsidiaries;
- covenants contained in our debt agreements;
- covenants contained in other agreements to which we or our subsidiaries are or may become subject;
- business and tax considerations; and
- applicable law, including laws regarding the payment of dividends and distributions.

We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distribution and/or payments will be adequate to pay our debt, including interest payments, when due.

The failure of any equipment on our network, or those of our customers, could result in the interruption of that customer's service until necessary repairs are made or replacement equipment is installed. Network failures, delays and errors may result from natural disasters, power losses, security breaches, viruses or terrorist acts. These failures or faults cause delays, service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business and operating results.

We may have difficulty identifying the source of a problem in our Cellemetry network.

If and when a problem occurs on our Cellemetry network, it may be difficult to identify the source of the problem due to the integration of our network with the cellular telephone network and our network's reliance on the cellular network. The occurrence of hardware or software errors, regardless of whether such errors are caused by our products or our Cellemetry network, may result in the delay or loss of market acceptance of our products and services, and any necessary revisions may result in significant and additional expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition or operations.

We operate internationally, which subjects us to international regulation and business uncertainties that create additional risk for us.

We are subject to international regulation and business uncertainties. International sales and operations may be subject to additional risks than those risks in the United States, such as the following:

- imposition of government controls,
- political instability,
- export license requirements,
- restrictions on the export of critical technology,
- currency exchange rate fluctuations,
- generally longer receivables collection periods and difficulty in collecting accounts receivable,
- trade restrictions and changes in tariffs,
- difficulties in staffing and managing international operations, and
- potential insolvency of international dealers.

We have a subsidiary operating in Australia and are doing business in the Caribbean, South America and Japan.

In addition, the laws of certain countries do not protect our products as much as the laws of the United States, which may lead to the potential loss of our proprietary technology through theft, piracy or a failure to protect our rights. These factors may have a material adverse effect on our future international sales and, consequently, on our business, financial condition, and results of operations.

The loss of intellectual property protection, specifically, our patents, both U.S. and international, could have a material adverse effect on our operations.

Our future success and competitive position depend upon our ability to obtain and maintain intellectual property protection, especially with regard to patents on the technology used in our core business. Loss of such protection could compromise any advantage obtained and, therefore, impact our sales, market share and results. Furthermore, our future or pending patent applications may not be issued with the scope of the claims sought by us, if at all. In addition, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us. Effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need protection. We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of the technology.

Our services are highly dependent upon our technology and the scope and limitations of our proprietary rights therein. In order to protect our technology, we rely on a combination of patents, copyrights and trade secret laws, as well as certain customer licensing agreements, employee and third-party confidentiality and non-disclosure agreements, and other similar arrangements. If our assertion of proprietary rights is held to be invalid, or if another party's use of our technology were to occur to any substantial degree, our business, financial condition and results of operations could be materially adversely affected.

As a result of this debt and debt that we may incur in the future, we will need to devote a portion of our available cash towards debt service payments. In addition, our ability to borrow additional money is restricted by our current debt arrangements.

Some of our debt is convertible into common stock. We pay principal and interest on some of our debt that may be repaid using common stock if our stock is above a predetermined fixed price. The principal amount and any interest that has accrued on some of our debt may also be converted at any time by the holder into common stock at a predetermined fixed price. The conversion of our debt into common stock, or payment of principal and interest by us using common stock, would dilute our other stockholders, possibly substantially.

Substantially all of our property and assets are subject to a lien to secure our debt. If we default on our debt, this would subject us to foreclosure on substantially all of our assets to the extent necessary to repay any amounts due. Any such default and resulting foreclosure will have a material adverse effect on us.

Our ability to repay or refinance our debt depends on our successful financial and operating performance and on our ability to implement our business strategy successfully. We cannot assure you that our future cash flows and capital resources will be sufficient to repay our existing indebtedness and any indebtedness we may incur in the future, or that we will be successful in obtaining alternative financing, if necessary. Further, our borrowings are secured by substantially all of our assets and guaranteed by most of our subsidiaries. In the event that we are unable to repay our debts, we may be forced to reduce or delay the completion or expansion of our business strategy, sell some of our assets, obtain additional equity capital or refinance or restructure our debt. If we are unable to meet our debt service obligations or comply with our covenants, we would be in default under our existing arrangements.

Approximately $4,500,000 of our debt is evidenced by a convertible note. This note payable is convertible into our common stock and is accompanied by a common stock purchase warrant. The Company is required to register the shares of common stock for resale within six months. Failure to do so would lead to monthly penalties for the next six months and, if the Company fails to register the shares for common stock after one year, the lender has the right to require full payment of the unpaid principal and interest and can invoke its rights under a security agreement that includes a lien on all the our assets in the United States.

We may seek to sell assets to pay off some of our debt.

One of our strategies to pay off some of our debt is to sell assets. These assets may currently generate revenue for us and contribute to our net income. If we sell assets that do generate revenue and contribute to our net income, this could adversely affect our profitability and our results from operations. A sale of some of our assets could also adversely affect our business strategy, by either delaying or slowing its implementation.

We are a holding company and therefore our ability to make payments on our debt depends on cash flow from our subsidiaries.

We are a holding company. Our only material assets are our ownership interests in our subsidiaries. Consequently, we will depend on distributions or other intercompany transfers from our subsidiaries to make payments on our debt. In addition, distributions and intercompany transfers to us from our subsidiaries will depend on:

- the earnings of our subsidiaries;
- covenants contained in our debt agreements;
- covenants contained in other agreements to which we or our subsidiaries are or may become subject;
- business and tax considerations; and
- applicable law, including laws regarding the payment of dividends and distributions.

We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distribution and/or payments will be adequate to pay our debt, including interest payments, when due.

Risks Related to Our Business

The businesses in which we operate are highly competitive, and we may not be able to compete effectively.

We face competition from many companies with significantly greater financial resources, well-established brand names and large customer bases. Numerous companies also may try to enter our market and expose us to greater price competition for our services. We expect competition to intensify in the future. If our competitors successfully focus on the markets we serve, our business could be adversely affected.

We operate in new and rapidly evolving markets where rapid technological change can quickly make products, including those that we offer, obsolete.

We operate in industries that are subject to evolving industry standards, rapid technological changes and rapid changes in customer demands. These changes, individually or collectively, can adversely affect our business. If the demand for our products declines due to changes in technology, and we are unable to develop new products and services that successfully address market demand, our business will be adversely affected. In the event we keep pace with technological change, any delays in the development, introduction and marketing of new wireless or digital multimedia products and services by us, or our suppliers, could have an adverse effect on our business.

Failure of our products and services to gain market acceptance would adversely affect our financial condition.

Over the past twelve months we have introduced MobileGuardian, a vehicle tracking solution, VendView, a vending management service, and IPContact, a desktop videoconferencing software package. If these products and services, or any of our other existing products and services, do not perform as expected, or if our sales are less than expected, our business may be adversely affected.

Our current business plan contemplates significant expansion, which we may be unable to manage.

To the extent that we are successful in implementing our business strategy, we may experience periods of rapid expansion in the future. In order to manage growth effectively, we will need to maintain and improve our operating systems and expand, train and manage our employees. In addition, we must carefully manage product inventory levels to meet demand. Inaccuracies in expected demand could result in insufficient or excessive inventories and unexpected additional expenses. We must also expand the capacity of our sales, distribution and installation networks in order to achieve continued growth in our existing and future markets. The failure to manage growth effectively in any of these areas could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital to fund further development, and our competitive position could decline if we are unable to obtain additional capital.

We may need to raise additional funds to support operations, respond to competitive pressures and changes in technology or respond to unanticipated requirements. To do so, we may need to raise additional funds through public or private equity or debt financings. We cannot assure you that additional funding will be available to us at the time it is needed, or on terms acceptable to us. This could have a material adverse effect on our business.

If we experience product defects or failures, our costs could increase and delay product shipments.

Our products and services are complex. While we test our products, they may still have errors, defects or bugs that we find only after commercial production has begun. In the past, we have experienced errors, defects and bugs in connection with new products. Our customers may not purchase our products if the products have reliability, quality or compatibility problems. Furthermore, product errors, defects or bugs could result in additional development costs, diversion of resources from our other development efforts, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. Historically, the time required for us to correct defects has caused delays in product shipments and resulted in lower than expected revenues. Significant capital and resources may be required to address and fix problems in new products.

If our products do not function properly, we may have lower than expected revenues, and net income would likely be adversely impacted.

We depend on contract manufacturers to manufacture substantially all of our products, and any delay or interruption in manufacturing would result in delayed or reduced shipments to our customers.

We outsource the manufacturing of our products to independent companies and do not have internal manufacturing capabilities to meet the demands of our customers. Any delay, interruption or termination of the manufacture of our products could harm our ability to provide our products to our customers and, consequently, could have a material adverse effect on our business and operations.

A large portion of our revenues is derived from sales to distributors, and changes in the productivity of our distribution channels or any disruption of our distribution channel could adversely affect the sale of our products and services.

We primarily sell our products through distributors. Our sales could be affected by disruptions in the relationships between our distributors and us or between our distributors and end users of our products or services. Also, distributors may choose not to emphasize our products and services to their customers. Any of these actions or results could lead to decreased sales.

Our principal stockholders, directors and executive officers have significant voting power and may take actions that are not in the best interests of our other stockholders.

The concentration of ownership of our common stock may have the effect of delaying, deferring or preventing a change in control, merger, consolidation or tender offer that could involve a premium over the price of our common stock. As of March 10, 2003, our executive officers, directors and greater-than-five percent stockholders and their affiliates, in the aggregate, beneficially own 43.5% of our outstanding common stock. These stockholders, if they vote together, are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and matters.

Changing telecommunications regulations could affect us.

By 2008, cellular carriers will no longer be required by the FCC to provide analog service compatible with Advanced Mobile Phone Service. It is likely that cellular carriers may stop offering analog AMPS cellular service. Cellemetry, which currently operates using AMPS cellular service, would have to begin operating on other wireless service channels, and customers that use services that involve Cellemetry would have to replace incompatible equipment. Other products and services that we make and that depend on Cellemetry, such as FastTrack Wireless Solutions and Mobile Guardian, would be similarly affected. While we are currently developing a digital standard, we might not be successful in such development.

As of January 2003, the FCC eliminated most of its rules that restricted wireless carriers from consolidating. Consolidation of wireless carriers could reduce the number of potential suppliers for our Cellemetry® service.

Many of the ultimate consumers of our PowerPlay® products and services are elementary and secondary schools that pay for their purchases with funding that they receive through the FCC's e-rate program. Changes in this program could adversely affect demand for our PowerPlay® products and services.

We may not be able to achieve our operational growth goals if we do not operate our Cellemetry network efficiently and generate additional traffic.

Our long-term success depends on our ability to operate, manage and maintain a reliable and cost effective network, as well as our ability to keep pace with changes in technology. Furthermore, our network operations are dependent on third parties. If we experience technical or logistical impediments to our ability to transfer traffic onto our network, fail to generate additional traffic on our network, or if we experience difficulties with our third party providers, we may not achieve our revenue goals or otherwise be successful in growing our business.

We may lose customers if we experience system failures that significantly disrupt the availability and quality of the service our network provides.

The operation of our Cellemetry network depends on our ability to avoid or limit any interruptions in service to our customers. Interruptions in service or performance problems, for whatever reason, could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new customers. In addition, because most of our customers are businesses, any significant interruption in service could result in lost profits or other losses to our customers. Although we attempt to disclaim or limit liability in our agreements with these customers, a court may not enforce a limitation on liability, which could expose us to losses.

The failure of any equipment on our network, or those of our customers, could result in the interruption of that customer's service until necessary repairs are made or replacement equipment is installed. Network failures, delays and errors may result from natural disasters, power losses, security breaches, viruses or terrorist acts. These failures or faults cause delays, service interruptions, expose us to customer liability or require expensive modifications that could have a material adverse effect on our business and operating results.

We may have difficulty identifying the source of a problem in our Cellemetry network.

If and when a problem occurs on our Cellemetry network, it may be difficult to identify the source of the problem due to the integration of our network with the cellular telephone network and our network's reliance on the cellular network. The occurrence of hardware or software errors, regardless of whether such errors are caused by our products or our Cellemetry network, may result in the delay or loss of market acceptance of our products and services, and any necessary revisions may result in significant and additional expenses. The occurrence of some of these types of problems may seriously harm our business, financial condition or operations.

We operate internationally, which subjects us to international regulation and business uncertainties that create additional risk for us.

We are subject to international regulation and business uncertainties. International sales and operations may be subject to additional risks than those risks in the United States, such as the following:

- imposition of government controls,
- political instability,
- export license requirements,
- restrictions on the export of critical technology,
- currency exchange rate fluctuations,
- generally longer receivables collection periods and difficulty in collecting accounts receivable,
- trade restrictions and changes in tariffs,
- difficulties in staffing and managing international operations, and
- potential insolvency of international dealers.

We have a subsidiary operating in Australia and are doing business in the Caribbean, South America and Japan.

In addition, the laws of certain countries do not protect our products as much as the laws of the United States, which may lead to the potential loss of our proprietary technology through theft, piracy or a failure to protect our rights. These factors may have a material adverse effect on our future international sales and, consequently, on our business, financial condition, and results of operations.

The loss of intellectual property protection, specifically, our patents, both U.S. and international, could have a material adverse effect on our operations.

Our future success and competitive position depend upon our ability to obtain and maintain intellectual property protection, especially with regard to patents on the technology used in our core business. Loss of such protection could compromise any advantage obtained and, therefore, impact our sales, market share and results. Furthermore, our future or pending patent applications may not be issued with the scope of the claims sought by us, if at all. In addition, others may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents owned or licensed by us. Effective patent, trademark, copyright and trade secret protection may be unavailable or limited in foreign countries where we may need protection. We cannot be sure that steps taken by us to protect our technology will prevent misappropriation of the technology.

Our services are highly dependent upon our technology and the scope and limitations of our proprietary rights therein. In order to protect our technology, we rely on a combination of patents, copyrights and trade secret laws, as well as certain customer licensing agreements, employee and third-party confidentiality and non-disclosure agreements, and other similar arrangements. If our assertion of proprietary rights is held to be invalid, or if another party's use of our technology were to occur to any substantial degree, our business, financial condition and results of operations could be materially adversely affected.

Our competitors may obtain patents that could restrict our ability to offer our products and services, or subject us to additional costs, which in either case could adversely affect us.

Several of our competitors have obtained and can be expected to obtain patents that cover products or services directly or indirectly related to those offered by us. There can be no assurance that we are aware of all patents containing claims that may pose a risk of infringement by its products or services. In addition, patent applications in the United States are confidential until a patent is issued and, accordingly, we cannot evaluate the extent to which our products or services may infringe on future patent rights held by others.

Furthermore, a third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research and development and the sale of any of our products. These lawsuits are expensive and would consume time and other resources. There is a risk that the court will decide that we are infringing the third party's patents and would order us to stop the activities claimed by the patent. In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents. There is no guarantee that the prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. Some licenses may be nonexclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, and there can be no assurance that we would be able to design and incorporate alternative technologies, without a material adverse effect on our business, financial condition and results of operations.

Our products and information are subject to secrecy and confidentiality obligations, violations of which may not be able to be remedied.

Although we have taken, and will continue to take, steps to protect the confidential nature of our proprietary and trade secret information, we cannot control whether secrecy obligations will be honored or whether disputes will arise related to this information. There is a risk that the steps we have taken will not prevent misappropriation of our technology or that others might independently develop substantially equivalent products and processes or otherwise gain access to our technology. In addition, we cannot rule out that we will not be subjected to claims from others that we are infringing on their patents or are misappropriating their trade secrets or confidential proprietary information.

We seek to protect our trade secrets and proprietary know-how, in part, through confidentiality agreements with our employees and licensees. We cannot guarantee you that the other parties will not violate these agreements, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently developed by competitors. We cannot be certain that we will, in connection with every relationship, be able to maintain the confidentiality of our technology, which if released could materially affect our business. To the extent that our licensees develop inventions or processes independently that may be applicable to our products, disputes may arise as to the ownership of the proprietary rights to this information. These inventions or processes will not necessarily become our property, but may remain the property of these persons or their full-time employers. We could be required to make payments to the owners of these inventions or processes, either in the form of cash, equity or a combination thereof.

Our products are subject to certification requirements.

Some of our products are subject to certification requirements from the Federal Communications Commission (FCC), or Underwriters Laboratories. Failure to obtain such certifications for new products could have a material adverse effect on us.

Our services are indirectly subject to regulation.

In providing our services, we rely on carriers who are subject to government regulation. The FCC regulates interstate and international telecommunications, while state commissions regulate telecommunications that originate and terminate within the same state. While such regulations have not significantly impeded us in providing services to our customers, such regulations could change, and such changes could have an effect on our carriers, possibly resulting in a material adverse affect on us.

Item 2. Properties.

All of the Company's facilities are leased. Set forth below is certain information with respect to the Company's leased facilities:

Location	Principal Business	Square Footage	Lease Term
Willow Grove, Pennsylvania	Networking and Wireline Data Communications	10,000	2004
State College, Pennsylvania	Digital Multimedia	10,788	Month to Month
Atlanta, Georgia	Wireless Data Communications and Principal Executive Office	20,973	2010
Norcross, Georgia	Wireless Data Communications	1,658	2005

The Company conducts engineering, sales and marketing, and administrative activities at many of these locations. The Company believes that its existing facilities are adequate for its current needs. As the Company grows and expands into new markets and develops additional products, it may require additional space, which the Company believes will be available at reasonable rates.

The Company engages in limited manufacturing, equipment and product assembly and testing for certain of the Company's products. The Company also uses contract manufacturers for production, sub-assembly and final assembly of certain products. The Company believes there are other manufacturers that could perform this work on comparable terms.

The semiconductors, microprocessors and other components used in the Company's products are obtained from various suppliers and manufacturers, some of which are the sole source of such component.

Item 3. Legal Proceedings.

On May 5, 2003, Hawkeye Switching LLC ("Hawkeye") and an apparently affiliated entity, RSA No. 2, sued Numerex Solutions ("Solutions"), one of the Company's subsidiaries, in Iowa District Court for Mills County, alleging breach of contract and fraudulent inducement related to a Data1Source contract for over-the-air activation and SMS text messaging (the "D1S Contract"). Solutions removed the action to the United States District Court for the Southern District of Iowa, Western Division ("Iowa Federal Court") on June 20, 2003. On June 19, 2003 Solutions initiated arbitration proceedings against Hawkeye in Atlanta, Georgia related to the D1S Contract based on a mandatory arbitration clause contained therein. Hawkeye subsequently conceded that it was bound to arbitrate under the D1S Contract. The Iowa Federal Court denied Solutions' Motion to Dismiss or Compel Arbitration against RSA No. 2, and accordingly RSA No. 2's action remains in Iowa Federal Court. The arbitration is scheduled for May 24 to 27, 2004. Numerex intends to vigorously contest these actions.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5. Market for the Registrant's Common Stock and Related Shareholder Matters.

The Company does not currently pay any cash dividends. In deciding whether or not to declare or pay dividends in the future, the Board of Directors will consider all relevant factors, including the Company's earnings, financial condition and working capital, capital expenditure requirements, any restrictions contained in loan agreements and market factors and conditions.

The Company's Common Stock is quoted on the NASDAQ National Market and traded under the symbol "NMRX."

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share for the Common Stock on the NASDAQ National Market for the applicable periods.

Fiscal 2003	**High**	**Low**
First Quarter (January 1, 2003 to March 31, 2003)	$ 3.34	$ 1.05
Second Quarter (April 1, 2003 to June 30, 2003)	3.58	1.50
Third Quarter (July 1, 2003 to September 30, 2003)	5.00	2.61
Fourth Quarter (October 1, 2003 to December 31, 2003)	4.13	2.65

Fiscal 2002	**High**	**Low**
First Quarter (January 1, 2002 to March 31, 2002)	$ 9.50	$ 7.00
Second Quarter (April 1, 2002 to June 30, 2002)	11.47	7.11
Third Quarter (July 1, 2002 to September 30, 2002)	8.93	3.99
Fourth Quarter (October 1, 2002 to December 31, 2002)	5.08	2.00

As of March 4, 2004, there were 65 shareholders of record of the Company's Common Stock, which include shares held in street name by brokers or nominees.

On January 13, 2004, the Company completed a private placement to Laurus Master Fund, Ltd. ("Laurus") of (i) a Convertible Term Note in the principal amount of $4,500,000 and (ii) a Common Stock Purchase Warrant to purchase up to 300,000 shares of the Company's common stock. The principal amount of the note, together with any accrued interest, may be converted into the Company's common stock at a price equal to $4.56 per share, subject to certain limitations. In addition, if conditions are met, the Company may pay interest and principal on the note in either cash or in Common Stock. The Warrant is exercisable by Laurus until January 13, 2011, and has three separate pricing tranches. The first pricing tranche is exercisable for up to 150,000 shares of common stock at a price of $4.75 per share. The second pricing tranche is exercisable for up to 100,000 shares of common stock at a price of $5.17 per share. The third pricing tranche is exercisable for up to 50,000 shares of common stock at a priceof $5.99 per share.

Laurus is an "accredited investor" as defined in Rule 501(d) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). The Company issued the securities to Laurus in reliance on the exemption from registration provided by Section 4(2) under the Securities Act.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,700,515	$4.60	1,610,458
Equity compensation plans not approved by security holders	-	-	-
Total	1,700,515	$4.60	1,610,458

Item 6. Selected Financial Data.

Incorporated by reference from the Company's 2003 Annual Report to Shareholders, pursuant to General Instruction G (2) to Form 10-K, the relevant portions of which are filed as Exhibit 13 hereto.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Incorporated by reference from the Company's 2003 Annual Report to Shareholders pursuant to General Instruction G (2) to Form 10-K, the relevant portions of which are filed as Exhibit 13 hereto.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

The Financial Statements and Supplementary Data of the Company required by this Item are set forth at the pages indicated herein at Item 14(a).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective as of December 31, 2003. No changes were made in the Company's internal control over financial reporting during the quarter ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Incorporated by reference from the Company's Proxy Statement relating to the 2004 Annual Meeting of Shareholders to be filed pursuant to General Instruction G (3) to Form 10-K. Also incorporated by reference is the information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

Item 11. Executive Compensation.

Incorporated by reference from the Company's Proxy Statement relating to the 2004 Annual Meeting of Shareholders to be filed pursuant to General Instruction G (3) to Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Incorporated by reference from the Company's Proxy Statement relating to the 2004 Annual Meeting of Shareholders to be filed pursuant to General Instruction G (3) to Form 10-K.

Item 13. Certain Relationships and Related Transactions.

Incorporated by reference from the Company's Proxy Statement relating to the 2004 Annual Meeting of Shareholders to be filed pursuant to General Instruction G (3) to Form 10-K.

Item 14. Principal Accounting Fees and Services

Incorporated by reference from the Company's Proxy Statement relating to the 2004 Annual Meeting of Shareholders to be filed pursuant to General Instruction G (3) to Form 10-K.

During the quarter ended December 31, 2003 the Company's audit committee did not engage its auditors (Grant Thornton LLP) for any non-audit services.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) Documents filed as part of this report:

1. Consolidated Financial Statements. The following financial statements and the notes thereto of the Company are attached hereto beginning on page F-1:

    Index to Financial Statements of the Company

    Report of Independent Certified Public Accountants

    Consolidated Balance Sheets as of December 31, 2003, and 2002

    Consolidated Statements of Operations for the years ended December 31, 2003, 2002, and 2001

    Consolidated Statements of Shareholders' Equity for the years ended December 31, 2003, 2002, and 2001

    Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001

    Notes to Consolidated Financial Statements

2. Financial Statement Schedules

    Report of Independent Certified Public Accountants

    Schedule II - Valuation and qualifying accounts

3. List of Exhibits filed pursuant to Item 601 of Regulation S-K. The following exhibits are incorporated by reference herein, or are being filed herewith:

    2.1[1] Securities Purchase Agreement among Numerex Corp., Broadband Networks, Inc. and the Shareholders of Broadband Networks, Inc. dated February 21, 1997

    2.2[2] Shareholders' Agreement among Broadband Networks, Inc., Numerex Corp. and the Shareholders of Broadband Networks, Inc. dated February 21, 1997

    2.3[3] Numerex Corp. and British Telecommunications plc, Agreement Relating to the sale and purchase of the whole of the issued shares capital of Bronzebase Limited

    3.1[4] Amended and Restated Articles of Incorporation of the Company, as amended

    3.2[4] Bylaws of the Company

    4.1[10] Securities Purchase Agreement, dated January 13, 2004, by and between the Company and Laurus

    4.2[10] Convertible Term Note, dated January 13, 2004, by and between the Company and Laurus

    4.3[10] Common Stock Purchase Warrant, dated January 13, 2004, by and between the Company and Laurus

    4.4[10] Security Agreement, dated January 13, 2004, by and among the Company, its U.S. subsidiaries, and Laurus

    4.5[10] Guaranty, dated January 13, 2004, entered into by each of the Company's U.S. Subsidiaries

4.6[10] Intercreditor Agreement, dated January 13, 2004, by and among Althea Limited Partnership, Laurus, the Company and its U.S. subsidiaries

4.7[10] Registration Rights Agreement, dated January 13, 2004, by and between the Company and Laurus

10.1[4] The Numerex Corp. Savings and Profit Sharing Plan -- Summary Plan Description (Management Compensation Plan)

10.2[5] Amended and Restated 1994 Employee Stock Option Plan (Management Compensation Plan)

10.3[6] Amended and Restated Stock Option Plan for Non-Employee Directors (Management Compensation Plan)

10.4[7] Registration Agreement between the Company and Dominion dated July 13, 1992

10.5[6] Letter Agreement between the Company and Dominion (now Gwynedd) dated October 25, 1994 re: designation of director

10.6[4] Office Space Lease Agreement between the Company and LBA Associates dated May 31, 1995

10.7[10] 1999 Long-Term Incentive Plan. (Management Compensation Plan).

10.8[8] Formation Agreement among Numerex Corp., BellSouth Wireless, Inc. and BellSouth Corporation dated February 25, 1998

10.9[9] Operating Agreement between Numerex Corp. and BellSouth Wireless, Inc. dated May 15, 1998

10.10[3] First Amendment to Operating Agreement of Cellemetry LLC between Numerex Corp. and BellSouth Wireless, Inc. effective as of November 1, 1999

11 Computation of Earnings Per Share

13 Pursuant to Note 2 of Instruction G (2) to Form 10-K, in response to Item 6. Selected Financial Data, "Selected Consolidated Financial Data" and in response to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, "Management's Discussion and Analysis of Financial Condition and Results of Operations" are incorporated by reference from the Company's 2003 Annual Report to Shareholders' and are being filed in electronic format. No other sections of the Company's 2003 Annual Report to Shareholders shall be deemed "filed" as part of this filing

21 Subsidiaries of Numerex Corp.

23 Consent of Grant Thornton LLP.

31.1 Rule 13a-14(a) Certification of Chief Executive Officer

31.2 Rule 13a-14(a) Certification of Chief Financial Officer

32.1 Rule 13a-14(b) Certification of Chief Executive Officer

32.2 Rule 13a-14(b) Certification of Chief Financial Officer

1 Incorporated by reference to the Exhibits filed with the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 1997 (File No. 0-22920)

2 Incorporated by reference to the Exhibits filed with the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 31, 2000 for the year ended October 31, 1997 (File No. 0-22920)

3 Incorporated by reference to the Exhibits filed with the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 26, 1999 (File No. 0-22920)

4 Incorporated by reference to the Exhibits filed with the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended October 31, 1995 (File No. 0-22920)

5 Incorporated by reference to the Exhibits filed with the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 27, 1997 for the year ended October 31, 1996 (File No. 0-22920)

6 Incorporated by reference to the Exhibits filed with the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission (File No. 33-89794)

7 Incorporated by reference to the Exhibit filed with the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 1994 (File No. 0-22920)

8 Incorporated by reference to the Exhibits filed with the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 1998 (File No. 0-22920)

9 Incorporated by reference to the Exhibits filed with the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 1998 (File No. 0-22920)

10 Incorporated by reference to the Exhibits filed with the Company's Current Report on Form 8-K Filed with the Securities and Exchange Commission on January 1, 2004 (File No. 0-22920)

(b) Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NUMEREX CORP.

Date: March 11, 2004

By: /s/Stratton J. Nicolaides
Stratton J. Nicolaides, Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Stratton J. Nicolaides Stratton J. Nicolaides	Chairman and Chief Executive Officer	March 11, 2004
/s/ Brian C. Beazer Brian C. Beazer	Director	March 11, 2004
/s/ George Benson George Benson	Director	March 11, 2004
/s/ Matthew J. Flanigan Matthew J. Flanigan	Director	March 11, 2004
/s/ Allan H. Liu Allan H. Liu	Director	March 11, 2004
/s/ John G. Raos John G. Raos	Director	March 11, 2004
/s/ Andrew J. Ryan Andrew J. Ryan	Director	March 11, 2004
/s/ Alan B. Catherall Alan B. Catherall	Executive Vice President, Chief Financial Officer, Principal Financial and Accounting Officer	March 11, 2004

[THIS PAGE INTENTIONALLY LEFT BLANK]

CONTENTS

Report of Independent Certified Public Accountants

To the Shareholders and Board of
Directors of Numerex Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Numerex Corp. and subsidiaries (the "Company") as of December 31, 2003, and 2002 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of three the years ended December 31, 2003, 2002, and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Numerex Corp. and subsidiaries as of December 31, 2003, and 2002 and the results of their operations and their cash flows for each of the three years ended December 31, 2003, 2002, and 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A-22 to the consolidated financial statements, the Company adopted Statement of Financial Standards No. 142, "Goodwill and Other Intangibles" on January 1, 2002.

/s/ Grant Thornton LLP

Atlanta, Georgia
February 20, 2004

NUMEREX CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Number of Shares)

ASSETS

	December 31, 2003	December 31, 2002
CURRENT ASSETS		
Cash and cash equivalents (Note A-3)	$ 734	$ 2,137
Accounts receivable (net of allowances of $609, and $1,275, respectively (Note A-10)	3,093	4,459
Notes receivable (Notes A-9 and A-10)	99	823
Inventory (Notes A-8 and E)	3,461	5,189
Prepaid taxes (Notes A-7 and G)	24	-
Prepaid expenses & interest receivable	676	976
Total current assets	8,087	13,584
Property and equipment, net (Notes A-5 and F)	1,296	2,475
Goodwill, net (Notes A-4 and A-22)	15,014	10,983
Intangible assets, net (Note A-4)	7,979	8,050
Software, net (Note A-4)	825	1,963
Notes receivable, long term	176	48
Other assets (Note A-11)	593	8
	$ 33,970	$ 37,111

The accompanying notes are an integral part of these statements.

NUMEREX CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Number of Shares)

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2003	December 31, 2002
CURRENT LIABILITIES		
Accounts payable	$ 2,498	$ 5,238
Note payable, current (Note A-12)	3,500	-
Deferred revenues	775	819
Other accrued liabilities	1,487	1,866
Obligations under capital leases, current portion (Note I)	282	710
Total current liabilities	8,542	8,633
LONG-TERM DEBT		
Obligations under capital leases	62	863
MINORITY INTEREST (Note C)	-	-
COMMITMENTS AND CONTINGENCIES (Notes H and I)		
SHAREHOLDERS' EQUITY		
Preferred stock - no par value; authorized 3,000,000 shares; none issued	-	-
Class A common stock - no par value; authorized 30,000,000 shares; issued 13,181,547 and 13,168,889 shares	36,793	36,769
Class B common stock - no par value; authorized 5,000,000 shares; none issued	-	-
Additional paid-in capital	439	439
Treasury stock, at cost, 2,391,400 and 1,766,400 shares	(10,197)	(9,222)
Accumulated other comprehensive income	97	(9)
Retained earnings	(1,766)	(362)
Total shareholders' equity	25,366	27,615
	$ 33,970	$ 37,111

The accompanying notes are an integral part of these statements.

NUMEREX CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousands, Except Per Share Data)

	For the years ended December 31, 2003	2002	2001
Net sales	$ 20,157	$ 24,501	$ 24,258
Cost of sales	10,486	13,952	14,737
Depreciation and amortization	642	328	267
Gross profit	9,029	10,221	9,254
Selling, general, administrative and other expenses	8,922	12,509	10,710
Research and development expenses	905	1,097	2,755
Depreciation and amortization	1,928	2,184	2,701
Costs related to non-recurring acquisition activity (Note D)	-	1,899	-
Non-recurring employee separation costs (Note D)	-	-	418
Operating loss	(2,726)	(7,468)	(7,330)
Interest and other income (expense), net	(298)	(212)	934
Gain on sale of business (Note C)	1,712	-	-
Minority interest	-	326	3,139
Loss before income taxes	(1,312)	(7,354)	(3,257)
Income taxes (benefit) (Notes A-7 and G)	92	96	(115)
Net loss	(1,404)	(7,450)	(3,142)
Preferred stock dividend	-	240	240
Net loss applicable to common shareholders	$ (1,404)	$ (7,690)	$ (3,382)
Other comprehensive income (loss), net of income taxes			
Foreign currency translation adjustment (Note A-17)	106	18	(7)
Comprehensive loss	$ (1,298)	$ (7,672)	$ (3,389)
Basic loss per share (Note A-21)	$ (0.13)	$ (0.71)	$ (0.32)
Diluted loss per share	$ (0.13)	$ (0.71)	$ (0.32)
Weighted average number of shares used in per share calculation (Note A-21):			
Basic	10,934	10,766	10,446
Diluted	10,934	10,766	10,446

The accompanying notes are an integral part of these statements.

NUMEREX CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)

	Preferred Shares	Stock Amount	Common Shares	Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Earnings	Retained Earnings	Total
Balance, December 31, 2000	30	$ 3,000	12,157	32,064	$ 370	$ (9,222)	$ (20)	$ 10,710	$ 36,902
Issuance of shares in connection with									
exercise of stock options	-	-	105	344	-	-	-	-	344
Issuance of shares under Directors									-
Stock Plan	-	-	1	9	-	-	-	-	9
Issuance of shares in connection with									-
Stock Exchange Agreement	-	-	23	173	-	-	-	-	173
Option repricing	-	-	-	-	69	-	-	-	69
Translation adjustment	-	-	-	-	-	-	(7)	-	(7)
Net Loss	-	-	-	-	-	-	-	(3,382)	(3,382)
Balance, December 31, 2001	30	$ 3,000	12,286	$ 32,590	$ 439	$ (9,222)	$ (27)	$ 7,328	$ 34,108
Issuance of shares under Directors									
Stock Plan			3	12					12
Issuance of shares in connection with									-
exercise of stock options and warrants			255	1,167					1,167
Conversions of Preferred Stock to									
common shares	(30)	(3,000)	625	3,000					-
Translation adjustment							18		18
Net Loss								(7,690)	(7,690)
Balance, December 31, 2002	-	$ -	13,169	$ 36,769	$ 439	$ (9,222)	$ (9)	$ (362)	$ 27,615
Issuance of shares under Directors									
Stock Plan			12	22					22
Issuance of shares in connection with									
employee stock purchase plan			1	2					2
Purchase of treasury stock						(975)			(975)
Translation adjustment							106		106
Net Loss								(1,404)	(1,404)
Balance, December 31, 2003	-	$ -	13,182	$ 36,793	$ 439	$ (10,197)	$ 97	$ (1,766)	$ 25,366

The accompany notes are an integral part of this statement.

NUMEREX CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	For the years ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (1,404)	$ (7,450)	$ (3,142)
Adjustments to reconcile net loss used in operating activities:			
Depreciation	1,062	1,312	1,454
Amortization	1,508	1,200	1,514
Bad debt reserves	667	738	(3)
Inventory reserves	273	-	-
Gain on sale of business	(1,712)	-	-
Compensation expense	-	-	12
Minority interest	-	(326)	(3,139)
Changes in assets and liabilities which provided (used) cash:			
Accounts and notes receivable	1,295	1,954	(301)
Inventory	774	(112)	(959)
Prepaid expenses & interest receivable	303	69	(1,078)
Other assets	86	61	(33)
Accounts payable	(2,588)	(1,412)	1,566
Income taxes	-	48	(10)
Other accrued liabilities	(533)	1,028	882
Net cash used in operating activities	(269)	(2,890)	(3,237)
Cash flows from investing activities:			
Purchase of property and equipment	(75)	(107)	(1,075)
Purchase of intangible and other assets	(2,604)	(1,042)	(345)
Proceeds from sale of business	3,197	-	-
Acquisition of minority interest	-	-	(794)
Net cash provided by (used in) investing activities	518	(1,149)	(2,214)

The accompanying notes are an integral part of these statements.

NUMEREX CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(In Thousands)

	For the years ended December 31, 2003	2002	2001
Cash flows from financing activities:			
Proceeds from exercise of stock options	$ 25	$ 1,177	$ 362
Proceeds from revolving line of credit	400	-	-
Payments on revolving line of credit	(400)	-	-
Principal payments on capital lease obligations	(1,271)	(420)	(48)
Payment of preferred stock dividends	(480)	-	-
Net cash provided by (used in) financing activities	(1,726)	757	314
Effect of exchange differences on cash	74	18	(29)
Net (decrease) in cash and cash equivalents	(1,403)	(3,264)	(5,166)
Cash and cash equivalents, beginning of year	2,137	5,401	10,567
Cash and cash equivalents, end of year	$ 734	$ 2,137	$ 5,401
Supplemental Disclosures of Cash Flow Information			
Cash (receipts) payments for:			
Interest	354	198	524
Income taxes	92	97	(115)
Disclosure of non-cash activities:			
Capital leases	3	1,755	350

The accompanying notes are an integral part of these statements.

NUMEREX CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Business

Numerex Corp. (the "Company") is a technology company comprised of operating subsidiaries that develop and market a wide range of communications products and services. The Company's primary focus is wireless data communications utilizing proprietary network technologies. The Company primarily offers products and services in wireless data communications through Cellemetry®, and digital multimedia networking through PowerPlay™ and IPContact™. Uplink Security, Inc., a wholly owned subsidiary of Cellemetry®, provides cost effective, alarm security products, services, and related technical support utilizing Cellemetry® wireless data communications technology. In February 2003 the Company introduced MobileGuardian™, a Web-based vehicle location and recovery solution that combines the accuracy of GPS (Global Positioning System) and Cellemetry® wireless data communications technology. The company also introduced VendView™, a product and service offering that is a Web-based vending machine monitoring solution that also uses the Cellemetry® wireless data communications technology. These services enable customers around the globe to monitor and move information for a variety of applications from home and business security to distance learning. In addition, the Company offers wireline alarm security products and services, as well as telecommunications network operational support systems.

2. Principles of Consolidation

The consolidated financial statements include the results of operations and financial position of the Company and its wholly owned or controlled subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

3. Cash and Cash Equivalents

For purposes of financial reporting, the Company considers all highly liquid investments purchased with original maturities of less than three months to be cash equivalents. During the quarter ended September 30, 2003, $231,000 of cash previously restricted to support letters of credit was released due to the payment of the underlying obligation. This was related to the sale of Data1Souce LLC (see Note C – Investments and Divestitures).

4. Intangible Assets

Intangible assets consist of developed software, patents and acquired intellectual property, and goodwill. These assets, except for goodwill, are amortized over its expected useful life. Developed software is amortized using the straight-line method over 3 to 5 years. Patents and acquired intellectual property is amortized using the straight-line method over 7 to 16 years. In accordance with the Statement of Financial Accounting Standards No. 142 ("SFAS 142), there is no goodwill amortization in 2003 and 2002 (see Note A-22). For the year ended December 31, 2001, goodwill was amortized on the straight-line method over 12 to 20 years.

The Company capitalizes software development costs when project technological feasibility is established and concludes capitalization when the product is ready for release. Software development costs incurred prior to the establishments of technological feasibility are expensed as incurred.

The Company adopted SFAS 142 on January 1, 2002. In connection with the adoption, the Company reviewed the classification of its goodwill and other tangible assets, reassessed the useful lives previously assigned to other intangible assets, and discontinued amortization of goodwill, which will result in reduced expense of approximately $768,000 on an annualized basis in 2002. The Company also tested goodwill for impairment by comparing the fair values of the Company's reporting units to their carrying values as of January 1, 2002, December 31, 2002 and December 31, 2003 and determined that there was no goodwill impairment at those dates. The components of intangible assets are as follows:

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Intangible Assets - Continued

Amortization expense were $1,508,000, $1,200,000 and $1,514,000 for the years ended December 31, 2003, 2002, and 2001 respectively. Amortization expense on existing intangible assets will be $1,206,000 for 2004, $1,022,000 for 2005, $821,000 for 2006, $734,000 for 2007, and $725,000 for 2008.

(In thousands)	December 31, 2003	December 31, 2002
Goodwill	$ 17,631	$ 13,600
Purchased and developed software	1,881	2,768
Patents, trade and service marks	11,150	11,125
Intangible and other assets	1,056	284
Total intangible assets	31,718	27,777
Accumulated amortization	(7,900)	(6,781)
Intangible assets, net	$ 23,818	$ 20,996

5. Property and Equipment

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Leased property under capital leases is amortized over the lives of the respective leases or over the service lives of the assets for those leases, whichever is shorter. Depreciation for property, equipment and buildings is calculated using the straight-line method over the following estimated lives.

- Short-term leasehold improvements over the term of the lease 3-10 years
- Plant and machinery 4-10 years
- Equipment, fixtures and fittings 3-10 years

6. Impairment of Long-lived Assets

The Company periodically evaluates the recoverability of its long-lived assets or when a specific event indicates that the carrying value of a long-lived asset may not be recoverable. Recoverability is assessed based on estimates of future cash flows expected to result from the use and eventual disposition of the asset. If the sum of expected undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized for the amount of such deficiency, using discounted cash methodologies. No such impairment losses have been recognized during the years ended December 31, 2003, 2002, and 2001, respectively.

7. Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. A valuation allowance is provided for deferred tax assets when it is more likely than not that the assets will not be realized.

8. Inventory

Inventory and work-in progress are stated at the lower of cost (first-in, first-out method) or market.

NUMEREX CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

9. Notes Receivable

At December 31, 2003, the company had $275,000 of notes receivable. These notes receivable are payable in installments from 9 to 48 months at interest rates between 4% to 8% with $99,000 being short term and $176,000 long term. $179,000 of the notes receivable balance at December 31, 2003 is also supported by a security agreement. In 2002, the company converted $612,000 of accounts receivable to notes receivable payable from 9 to 18 months. For purposes of valuation, notes receivable and accounts receivable are considered in total in determining the allowance for doubtful accounts.

10. Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts based upon the expected collectibility of the accounts receivable and notes receivable. When amounts are determined to be uncollectible, they will be charged to operations when that determination is made.

11. Other Assets

In May 2003, the Company shipped $583,000 of wire-line security detection equipment to a customer in Australia. This equipment has been installed at several sites based on an equipment supply agreement (the "Agreement") with this customer. This Agreement will allow them to generate additional revenues by providing additional services to their customers. The Company will share in these revenues as payment for the equipment. While this customer retains title to this equipment from acceptance (which occurred May 2003), they must meet certain obligations under the Agreement, or pay amounts specified in the Agreement. Since the actual revenue that will be generated by the sale of the equipment is uncertain at this time, the Company did not recognize revenue on the equipment sale as of December 31, 2003. Installation was completed in the quarter ended December 31, 2003 and had its initial connections to the network. Our customer in Australia plans to promote the new service available now that equipment is installed in the first quarter of 2004 when the Company's expects to receive its first share of revenues. Currently the Company expects to receive at least the full value of the equipment from this revenue share, however, as more information becomes available, the Company will reassess the accounting treatment for the project. At June 30, 2003, the value of the wire-line equipment was transferred from inventory to other assets.

12. Note Payable

On March 28, 2003, the Company acquired Cingular's interest in Cellemetry and the 625,000 shares of the Company's stock owned by Cingular for $5,000,000 (the "Cellemetry Transaction"). Under the terms of the agreement, the Company agreed to pay Cingular $1,500,000 by December 15, 2003, $2,000,000 by March 31, 2004 and $1,500,000 by December 15, 2004. The Company's obligation is secured by a pledge of the stock of all the Company's subsidiaries (except Digilog) and a lien on the assets of all the Company's subsidiaries (except Digilog) and bears interest at a rate of eight percent (8%) per annum. On September 15, 2003, the company made the first $1,500,000 payment to Cingular using a portion of the proceeds from the sale of Data1Source LLC (see Note C – Investments and Divestitures). On January 13, 2004, the Company completed a private placement to Laurus Master Fund, Ltd. ("Laurus") of a Convertible Term Note in the principal amount of $4,500,000 (see Note M – Subsequent Events). A portion of the proceeds from this note were used to pay the remaining balance of $3,500,000 due Cingular.

13. Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, notes receivable and accounts payable. The carrying value of the financial instruments approximates fair value due to the relatively short period to maturity. The carrying value of the note payable approximates fair value and bears interest at 8% which approximates market rates of similar instruments.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

14. Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

15. Concentration of Credit Risk

The Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company had cash balances in excess of these limits of $634,000 and $2,037,000 for the years ended December 31, 2003 and 2002, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

16. Revenue Recognition

The Company's revenue is generated from three sources:

- the supply of product, under non recurring agreements,
- the provision of services, under non recurring agreements, and,
- the provision of data transportation services, under recurring or multi-year contractually based agreements.

Revenue is recognized when persuasive evidence of an agreement exists, the product or service has been delivered, fees and prices are fixed and determinable, collectibility is probable and when all other significant obligations have been fulfilled.

The Company recognizes revenue from product sales at the time of shipment and passage of title. The Company offers customers the right to return products that do not function properly within a limited time after delivery. The Company continuously monitors and tracks such product returns and records a provision for the estimated amount of such future returns, based on historical experience and any notification received of pending returns. While such returns have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same return rates that it has experienced in the past. Any significant increase in product failure rates and the resulting credit returns could have a material adverse impact on operating results for the period or periods in which such returns materialize.

The Company recognizes revenue from the provision of services at the time of the completion, delivery or performance of the service. In the case of revenue derived from maintenance services the Company recognizes revenue ratably over the contract term. In certain instances the Company may under an appropriate agreement advance charge for the service to be provided. In these instances the Company recognizes the advance charge as deferred revenue (classified as a liability) and releases the revenue ratably over future periods in accordance with the contract term as the service is completed, delivered or performed.

The Company also recognizes revenue from the provision of 'multiple element service agreements', which involve both the supply of product and the provision of services over a multi-year arrangement. Accounting principles for agreements involving multiple elements require the Company to allocate earned revenue to each element based on the relative fair value of the elements. The arrangement fee for multiple-element arrangements is allocated to each element, such as design, product supply, product integration, installation, maintenance, support and warranty services, based on the relative fair values of the elements. The Company determines the fair value of each element in multi-element arrangements based on vendor-specific objective evidence ("VSOE"). VSOE for each element is based on the price charged when the same element is sold separately or could be purchased from an unrelated supplier. If evidence of fair value of all delivered elements exists but evidence does not exist for one or more undelivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered element

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

16. Revenue Recognition (Continued)

is deferred and is recognized ratably over the contract term on an earned basis. Regarding the supply of product the Company maintains title to the product and transfers title at the completion of the contract term.

The Company's arrangements do not generally include acceptance clauses. However, arrangements involving multiple element service agreements include certain milestones and levels of certification, acceptance occurs upon the Company's certification of its completion of each of the various elements.

The Company recognizes revenue from the provision of its data transportation services when the Company performs the services or processes transactions in accordance with contractual performance standards. Revenue is earned monthly on the basis of the contracted monthly fee and an excess message fee charge, should it apply, that is volume based. In certain instances the Company may under an appropriate agreement advance charge for the data transport service to be provided. In these instances the Company recognizes the advance charge (even if nonrefundable) as deferred revenue (classified as a liability) and releases the revenue over future periods in accordance with the contract term as the data transport service is delivered or performed.

17. Foreign Currency Transactions

Some transactions of the Company and its subsidiaries are made in Canadian dollars, Australian dollars, and British pounds sterling. Gains and losses from these transactions are included in income as they occur.

18. Research and Development

Research and development expenses are charged to operations in the period in which they are incurred.

19. Provision for Warranty Claims

Estimated warranty expense is charged over the warranty period of the warranted products. Warranty expenses have not been significant to the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

20. Stock-Based Compensation

Effective November 1, 1996, the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based compensation plans at fair value. The Company has elected to continue to account for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting For Stock Issued to Employees, and related interpretations, as permitted by SFAS 123. Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (see Note K).

Had compensation expense for the Company's aforementioned stock option plans been determined based on the fair value at the grant dates for awards under those plans under the provisions of SFAS No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been changed to the following pro forma amounts:

(In thousands except per share data)	For the years ended December 31,		
	2003	2002	2001
Net loss - as reported	(1,404)	(7,690)	(3,382)
Net loss - pro forma	(2,495)	(8,858)	(4,503)
Loss per share - as reported	(0.13)	(0.71)	(0.32)
Loss per share - pro forma	(0.23)	(0.82)	(0.43)

The pro forma effect on net loss and loss per share for the years ended December 31, 2003, 2002, and 2001, respectively, by applying SFAS No. 123, may not be indicative of the pro forma effect on net earnings (loss) in future years since SFAS No. 123 does not take into consideration pro forma compensation expense related to awards made prior to November 1, 1995, and since additional awards in future years are anticipated.

21. Earnings (Loss) Per Share

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, and SFAS No. 128, which supersedes APB No. 15, Earnings Per Share, requires a dual presentation of basic and diluted earnings per share as well as other disclosures. Basic earnings per share excludes the dilutive impact of common stock equivalents and is computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding for the period.

Diluted earnings (loss) per share includes the effect of potential dilution from the exercise of outstanding common stock equivalents into common stock, using the treasury stock method at the average market price of the Company's common stock for the period.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

21. Earnings (Loss) Per Share - continued

For the years ended December 31, 2003, 2002, and 2001, the Company's potential common shares have an anti-dilutive effect on earnings (loss) per share and, therefore, have not been used in determining the total weighted average number of common shares outstanding. Potential common shares resulting from options and warrants that would be used to determine diluted earnings (loss) per share were 62,149, 1,059,000, and 1,985,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

22. Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations* (SFAS No. 141) and No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142). SFAS No. 141 changed the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and indefinite life intangible assets will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 effective January 1, 2002. Pro forma results for the year ended December 31, 2001 assuming the discontinuation of amortization of Goodwill, is shown below:

(In thousands except per share data)	For the year ended December 31, 2001
Net loss - as reported	$ (3,382)
Goodwill amortization	713
Net loss - pro forma	(2,669)
Loss per share - as reported	(0.32)
Loss per share - pro forma	(0.26)

In November 2002, the Financial Accounting Standards Board ("FASB") issued EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of this issue is applicable to agreements entered into in fiscal periods beginning after September 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The company does not believe that adoption of this issue will have a material impact on its consolidated financial position, consolidated results of operations, or liquidity.

The FASB issued Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, in May 2003. Statement 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in the fair value or the redemption amount, as applicable, in earnings.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

22. Recent Accounting Pronouncements (Continued)

Statement 150 requires an issuer to classify the following financial instruments as liabilities:

- mandatorily redeemable preferred and common stocks
- forward purchase contracts that obligate the issuer to repurchase shares of its stock by transferring assets
- freestanding put options that may obligate the issuer to repurchase shares of its stock by transferring assets
- freestanding financial instruments that require or permit the issuer to settle an obligation by issuing a variable number of its shares if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:
- a fixed monetary amount known at inception
- variations in something other than the issuer's shares, such as the price of gold multiplied by a fixed notional amount
- variations inversely related to changes in the value of the issuer's shares, such as a written put option that can be net share settled.

Statement 150 is effective immediately for financial instruments (except for mandatorily redeemable financial instruments issued by nonpublic companies) entered into or modified after May 31, 2003. It is effective for financial instruments (except for mandatorily redeemable financial instruments issued by nonpublic companies) issued on or before May 31, 2003 at the beginning of the first interim period beginning after September 15, 2003. Finally, it is effective for mandatorily redeemable financial instruments issued by nonpublic companies for fiscal years beginning after December 15, 2003. The effect of adopting Statement 150 will be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. The adoption of this issue did not have a material impact on its consolidated financial position, consolidated results of operations, or liquidity.

In November 2002, the FASB issued Financial Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation that it has undertaken in issuing a guarantee. FIN 45 also addresses the disclosure requirements that a guarantor must include in its financial statements for guarantees issued, including matters such as commercial product warranties. The disclosure requirements in this interpretation are effective for financial statements for periods ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted the recognition provisions of FIN 45 effective January 1, 2003 for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on our financial position, results of operations or cash flows. (See Note B-19 – Provisions for Warranty Claims).

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by a business of variable interest entities in which it is the primary beneficiary. In October 2003, the FASB deferred the effective date of FIN 46 to interim periods ending after December 15, 2003 in order to address a number of interpretation and implementation issues. The Company does not expect the adoption of the final interpretation to have a material impact on its financial statements.

The FASB recently issued Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits (Statement 132(R)). Statement 132(R) retains all of the disclosures that are required by FASB Statement 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, and includes several additional disclosures. The additional disclosures apply to both public and private companies, although there is a delayed effective date for private companies. It also amends APB Opinion 28, Interim Financial Reporting, to require certain disclosures about pension and other postretirement benefit plans in interim financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

22. Recent Accounting Pronouncements (Continued)

The additional annual disclosures in Statement 132(R) are required in financial statements of public companies with fiscal years ending after December 15, 2003 (December 31, 2003 financial statements for an entity with a calendar year-end) except for disclosures about estimated future benefit payments and the additional disclosures for foreign plans, which are effective for fiscal years ending after June 15, 2004. The provisions of Statement 132(R) are effective for nonpublic companies and foreign plans for fiscal years ending after June 15, 2004. The interim-period disclosures are required in interim periods beginning after December 15, 2003 (March 31, 2004 for a calendar year-end company). The adoption of the final interpretation did not have a material impact on its financial statements.

23. Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation.

NOTE B – LIQUIDITY

As disclosed in the financial statements, the Company's operations used significant amounts of cash in 2003. The Company continues to add products and distribution channels for its products and closely monitor its costs, but the Company's longer-term success will depend upon increased cash flow. At December 31, 2003 the Company had a short-term principal balance due Cingular on its note payable of $3,500,000 (See Note C – Investments and Divestitures). On January 13, 2004, the Company completed a private placement to Laurus Master Fund, Ltd. ("Laurus") of a Convertible Term Note in the principal amount of $4,500,000 (see Note M – Subsequent Events). The proceeds from this note were used to pay the $3,500,000 due Cingular, financing costs, and to provide additional working capital. In order to provide additional short-term liquidity the Company also intends to extend its revolving line of credit. This line of credit was established on March 28, 2003. Alethea Limited Partnership, an entity affiliated with the family of the Company's chairman and CEO, agreed to provide to Digilog a one-year revolving line of credit for $1,000,000. Under its terms, the line is secured by a lien on all the assets of the Company subsequent to the rights of Laurus Group. Interest on the line of credit is at a rate of ten percent (10%) per annum. There are no restrictions on the use of the line. The minimum amount of any draw under the line is $100,000. The Company guarantees the line of credit. As of December 31, 2003, the Company had full availability to the entire $1,000,000 revolving line of credit.

The Company believes that the combination of the convertible long term debt, additional funding provided by the line of credit, and cash generated from future operations will be sufficient to meet the Company's operating requirements through at least December 31, 2004, assuming no material adverse change in the operation of the Company's business or unforeseen issues delaying or preventing the timely registering of the securities required by the agreement with Laurus. The Company is also considering other sources of funding, including the sale of certain non-core assets.

NOTE C - INVESTMENTS AND DIVESTITURES

Cellemetry

On May 15, 1998, the Company, Bellsouth Wireless LLC ("BellSouth Wireless"), currently known as Cingular, formerly BellSouth Wireless, Inc., and Bellsouth Corporation completed a transaction whereby Cellemetry LLC ("Cellemetry") a joint venture between the Company and BellSouth Wireless, was formed. Cellemetry, a Delaware limited liability company, was owned 60% by the Company and 40% by BellSouth Wireless. The parties entered into an operating agreement (the "Operating Agreement"), which deals with, among other things, the conduct of the business of Cellemetry.

The Company's subsidiary recorded the assets contributed to Cellemetry by BellSouth Wireless at fair value on the date of contribution. The fair value of the patents contributed was $10,603,000, which is being amortized over their remaining life of 15 years. In addition, BellSouth Wireless contributed property and equipment valued at $285,000. The results of operations and financial position of Cellemetry were consolidated with the Company effective May 15, 1998, since the Company controls the operations of Cellemetry.

On November 18, 1999, effective as of November 1, 1999, the Company and BellSouth Wireless completed the restructuring of the Cellemetry Operating Agreement.

Under the terms of the restructuring, the operating agreement of Cellemetry has been modified ("First Amendment to the Operating Agreement") and the Cellemetry Business Plan has been modified, revised and extended through November 1, 2004, ("Modified Business Plan"). All respective rights under the Operating Agreement that triggered on May 15, 2001, three years from the date of the formation of Cellemetry, have been revised to trigger on November 1, 2002, and all financial performance tests have been amended to reflect the Modified Business Plan. In addition, the price at which the Company may, at its sole option, elect that BellSouth Wireless put its ownership interest in Cellemetry to the Company has been revised and set at $17,000,000. Additionally, the agreement provided for the cancellation of the Cellemetry Share Option Plan with the intent that the Company exchanges all outstanding options for options to acquire shares of the capital stock of the Company.

The restructuring also provided for Cellemetry to seek to find either a foreign carrier or strategic investor ("Third Party Investment") to invest new capital in exchange for up to 15% of Cellemetry. In connection with any such Third Party Investment, the Company's ownership interest in Cellemetry will not be diluted below 51% and BellSouth Wireless's will not be diluted below 34%.

Pursuant to the First Amendment to the Operating Agreement, the Company, from and including May 15, 1999, is no longer under an obligation to make any additional capital contributions to Cellemetry. The Company committed to provide up to $5,500,000 in interest bearing debt financing to Cellemetry. As of December 31, 2003, the Company has provided total interest bearing debt-financing amounting to $19,286,000.

Also, pursuant to the First Amendment to the Operating Agreement, the Company conveyed 100% of the capital stock of its wholly owned subsidiary Uplink to Cellemetry. In addition, the Company issued to BellSouth Wireless 30,000 Series A Convertible Redeemable Preferred Stock of the Company ("Preferred Stock") at 8% yield. The preferred stock was redeemable, at the Company's option, commencing November 1, 2000, on the basis of a pre-set annual redemption price per share. Also, the Preferred Stock, at BellSouth Wireless's option, commencing November 1, 2003, or November 1, 2002, should the Company's common stock exceed a pre-set market price for a given period of time, is convertible into 625,000 shares of common stock of the Company, approximately 6% of the Company's common stock. The Preferred Stock carries certain registration rights for the common stock upon such conversion. At December 31, 2003, the company had a dividend payable to BellSouth Wireless of $60,000 on the preferred stock.

On December 2, 2002, BellSouth Wireless exercised its option to convert the 30,000 Series A Convertible Redeemable Preferred Stock to 625,000 shares of the Companies common stock. This was approximately 5.5% of the Company's common stock outstanding at December 31, 2002.

NOTE C -INVESTMENTS AND DIVESTITURES – Continued

On March 28, 2003, the Company acquired Cingular's interest in Cellemetry and the 625,000 shares of the Company's stock owned by Cingular for $5,000,000. Under the terms of the agreement, the Company has agreed to pay Cingular $1,500,000 by December 15, 2003, $2,000,000 by March 31, 2004 and $1,500,000 by December 15, 2004. The Company's obligation is secured by a pledge of the stock of all the Company's subsidiaries (except Digilog) and a lien on the assets of all the Company's subsidiaries (except Digilog) and bears interest at a rate of eight percent (8%) per annum. On September 15, 2003, the Company made the first payment of $1,500,000 due Cingular on the note using a portion of the proceeds from the sale of Data1Source LLC (see below). Subsequent to December 31, 2003, the Company paid the balance due Cingular of $3,500,000 from the proceeds of long term financing (see Note M – Subsequent Events).

Data1Source

On September 15, 2003, the Company sold the Data1Source mobile messaging service through an entity Data1Source LLC. The selling price was approximately $3,400,000 with $3,200,000 paid in cash at closing and $200,000 due in six months, if certain criteria are met. The resulting gain included in other income in the year ended December 31, 2003 was $1,712,000. Cost associated with the transaction included the net book value of the assets sold, including software and computer hardware, and transaction costs including finders' fees and legal costs. The sale agreement included some indemnification clauses up to a maximum of $500,000 if the Company failed to meet certain commitments. The Company believes that it was adequately provided for such potential indemnifications at December 31, 2003. At closing, certain obligations of the Company were paid. This included the first payment due on the note payable to Cingular (see above) of $1,500,000 and $605,000 payoff of the lease obligation on the software sold with Data1Source. Subsequent to the sale of Data1Source LLC, the Company used a portion of the proceeds to pay off the entire outstanding balance of $400,000 on its revolving line of credit (see Note D – Liquidity). The sale of Data1Source LLC does not meet the requirements to be considered a significant disposition.

NOTE D - COSTS RELATED TO NON-RECURRING ACQUISITION ACTIVITY AND EMPLOYEE SEPARATION COSTS

For year ended December 31, 2002, the Company expensed $1,899,000 of costs relating to a potential business acquisition. These costs were primarily legal and accounting services incurred during due diligence. During the three-month period ended June 30, 2002, management determined that consummation of the business acquisition was unlikely; as a result, the costs previously capitalized up to June 30, 2002 were expensed. Of these costs, $172,000 was deferred in the year ended December 31, 2001. The balance of $1,727,000 was incurred in the year ended December 31, 2002.

During the year ended December 31, 2001, the Company recorded a pre tax charge of $418,000 to cover employee separation costs.

NOTE E - INVENTORY

Inventory consisted of the following:

(In thousands)	December 31, 2003	December 31, 2002
Raw materials	$ 1,237	$ 1,346
Work-in-progress	8	20
Finished goods	2,216	3,823
Inventory, net	$ 3,461	$ 5,189

NUMEREX CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

NOTE F - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(In thousands)	December 31, 2003	December 31, 2002
Leasehold improvements	$ 461	$ 461
Plant and machinery	6,838	7,183
Equipment, fixtures and fittings	949	930
Total property and equipment	8,248	8,574
Accumulated depreciation	(6,952)	(6,099)
Property and equipment, net	$ 1,296	$ 2,475

NOTE G - INCOME TAXES

For the periods noted below, the provisions for income taxes consists of the following:

(in thousands)	For the years ended December 31, 2003	2002	2001
Current:			
Federal	$ -	$ -	$ (115)
State	30	-	-
Foreign	62	96	-
Deferred:			
Federal	-	-	-
Foreign	-	-	-
	$ 92	$ 96	$ (115)

Income taxes recorded by the Company differ from the amounts computed by applying the statutory U.S. federal income tax rate to income before income taxes. The following schedule reconciles income tax expense (benefit) at the statutory rate and the actual income tax expense as reflected in the consolidated statements of operations for the respective periods: (In thousands)

	December 31, 2003	2002	2001
Income tax (benefit) computed at U.S. corporate tax rate of 34%	$ (595)	$ (2,500)	$ (1,107)
Adjustments attributable to			
Valuation allowance	595	2,500	1,107
State tax	30	-	-
Foreign tax	62	96	-
Recovery of previously paid tax	-	-	(115)
	$ 92	$ 96	$ (115)

NUMEREX CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

NOTE G - INCOME TAXES - Continued

The components of the Company's net deferred tax assets and (liabilities) are as follows:
(In thousands)

	December 31, 2003	December 31, 2002
Non-Current deferred tax liability:		
Differences between book and tax basis of property and equipment	$ (192)	$ (124)
	(192)	(124)
Current deferred tax asset		
Inventories	354	315
Accruals	116	54
Other	325	630
	795	999
Non-Current deferred tax Asset:		
Intangibles	798	693
Net operating loss carry forward	5,985	5,223
Tax credit carry forward	1,892	1,892
	8,675	7,808
Net deferred tax asset	9,278	8,683
Valuation allowance	(9,278)	(8,683)
Total	$ -	$ -

Net operating loss carry forwards for federal and state income taxes available at December 31, 2003, expire as follows:

(in thousands)	Amount	Year of Expiration
Federal Operating losses	$5,810	2023
State operating losses	$50,811	2007-2023

The Company is entitled to the benefits of certain net operating loss carry forwards for income tax purposes. Subject to applicable regulations, net operating loss carry forwards may be offset against income in future years to reduce the Company's future tax liability. Net operating loss carry forwards of approximately $2,900,000 and $8,500,000 for the years ended December 31, 2001 and 2002 respectively may not be available in future years. Accordingly, the Company may not have the future benefit of these operating loss carry forwards to offset any future earnings for tax liability purposes. The Company has not classified its net operating loss carry forwards as an asset in its financial statements and thus a loss of net operating loss carry forwards does not impact current operating results. In March 2004, the Company filed a ruling request with the Internal Revenue Service (IRS) for an extension of time to file an election to carry forward the net operating losses in question. There is no assurance at this time that the IRS will grant the Company's ruling request.

NUMEREX CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

NOTE H - SIGNIFICANT CUSTOMER, CONCENTRATION OF CREDIT RISK AND RELATED PARTIES

During the year ended December 31, 2002 there were two customers who's revenues were greater than 10% of the total Company's revenues. Customer A comprised 12% and Customer B comprised 10% of the Company's total revenues. Company A had an accounts receivable balance of $472,000 at December 31, 2002. Company B had no accounts receivable balance as of December 31, 2002. There were no such concentrations for the years ended December 31, 2003 and 2001.

The company had one supplier from which the Company's purchases were approximately 13% of cost of sales for the year ended December 31, 2003 and 28% of cost of sales for the year ended December 31, 2002. The components included in the products purchased from this supplier can be sourced from other suppliers.

The company conducted business with three related parties during the year ended December 31, 2003. (i) BellSouth Wireless owned 40% of Cellemetry LLC and 5.5% (see Note C) of the Company up to March 28, 2003. BellSouth Wireless provided $102,000 in communication services to the Company for the year ended December 31, 2003 and the Company had an accounts payable balance with BellSouth Wireless of $30,000 at December 31, 2003. Mr. Ryan, a director on the Company's Board of Directors is also partner in the law firm of (ii) Salisbury & Ryan LLP. Salisbury & Ryan LLP provided legal services to the Company in fiscal 2003 and will continue to provide such services during fiscal 2004. During fiscal 2003, Salisbury & Ryan LLP charged the Company legal fees of approximately $360,000. The Company's accounts payable to Salisbury & Ryan LLP was $64,000 at December 31, 2003. In order to provide additional short-term liquidity to the Company, on March 28, 2003, (iii) Alethea Limited Partnership, an entity affiliated with the family of the Company's chairman and CEO, agreed to provide to Digilog a one-year revolving line of credit for $1,000,000. Under its terms, the line is secured by lien on all the assets of the Company subsequent to the rights of the Laurus Group (see Note M-Subsequent Events). Interest on the line of credit is at a rate of ten percent (10%) per annum. There are no restrictions on the use of the line. The minimum amount of any draw under the line is $100,000. The Company guarantees the line of credit. As of December 31, 2003 the Company had full availability to the entire $1,000,000 revolving line of credit.

NOTE I - COMMITMENTS AND CONTINGENCIES

Capital Leases

The Company conducts a portion of its operations with leased equipment. For financial reporting purposes, minimum lease rentals relating to the equipment have been capitalized.

The related assets and obligations have been recorded using the Company's incremental borrowing rate at the inception of the lease. The leases expire at various dates through 2007. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2003, (in thousands).

2004	$	343
2005		33
2006		1
2007		1
Total minimum lease payments		378
Less amount representing interest		(35)
Present value of net minimum lease payments	$	343
Current portion		310
Non-current portion		33
Total	$	343

NOTE I - COMMITMENTS AND CONTINGENCIES - Continued

Operating Leases

The Company leases certain property and equipment under noncancelable operating leases with initial terms in excess of one year. Future minimum lease payments under such noncancelable operating leases subsequent to December 31, 2003, (in thousands) are as follows:

2004	$	608
2005		535
2006		533
2007		542
2008		548
Beyond 2008		230
Total minimum lease payments	$	2,996

Rent expense, including short-term leases, amounted to approximately $759,000, $689,000, and $794,000 in the years ended December 31, 2003, 2002, and 2001 respectively.

NOTE J – BENEFIT PLANS

Savings and Investment Plan

The Company sponsors a 401k savings and investment plan, a plan that covers all Numerex Corp and its subsidiaries for employees who elect to participate. Employees are eligible for participation on the enrollment date following six months of service. The Company contributed an amount equal to 50% of the portion of the employee's elective deferral contribution that do not exceed 6% of the employee's total compensation for each payroll period in which an elective deferral is made. The Company's contribution is made in cash on a monthly basis. Matching contributions of the Company are vested over a three year period at a rate of 33% per year. Approximately $44,000, $143,000, and $122,000 were expensed for the years ended December 31, 2003, 2002 and 2001.

Employee Stock Purchase Plan

All employees of the Company and its subsidiaries are entitled to participate in a discounted Employee Stock Purchase Plan. This plan allows employees to elect to have an amount withheld from their pay that is held in an account for the purchase of the Company's common stock. The plan has two measurement dates per year – July 1 and January 1, which is used to determine the stock price at a 15% discount and number of share issued to the employee. There are a total of 500,000 shares authorized of which 897 were issued in the year ended December 31, 2003 at an average share price of $2.41. The Company had 499,103 shares available to be issued for this plan at December 31, 2003.

NOTE K - STOCK OPTION PLANS

The Company has a Long-Term Incentive Plan (the "1999 Plan"), which provides for the granting of incentive stock options and nonqualified stock options to employees, officers, directors and consultants of the Company and its subsidiaries at prices, which represent the closing market price at the grant dates. The aggregate number of shares, which may be issued upon the exercise of options under the 1999 Plan, is 1,500,000 shares of Class A Common Stock. The 1999 Plan replaced the Amended and Restated 1994 Employee Stock Option Plan (the "1994 Plan") effective for options granted as and from October 25, 1999.

NOTE K - STOCK OPTION PLANS - Continued

Options issued under the 1999 Plan typically vest ratably over a four-year period.

Options issued under the 1994 Plan typically vest over a five-year period. Certain options issued under the 1994 Plan have cliff-vesting terms at the end of a five-year period and terms which provide for the acceleration of vesting upon the attainment of specified market prices for the Company's common stock for a period of 60 days.

In the event of a "change in control" as defined in the 1999 and 1994 Plans, respectively, all outstanding options become fully vested and are subject to exercise.

Incentive stock options and nonqualified stock options granted under the 1999 and 1994 Plans, respectively, expire 10 years after the grant date unless an option holder's employment is terminated. Under such circumstances, the options typically expire three months from the date of employment termination.

At December 31, 2003, 2002, and 2001, 2,070,701, 1,741,701, and 1,587,201 respectively, ratably vesting common share options under the 1999 and 1994 Plans, respectively, have been granted at prices ranging between $1.00 and $10.25. Of these options 381,630 have been exercised, 853,006 have either expired or been cancelled, 316,440 are currently exercisable, and the remaining options will become exercisable in 2004 through 2008.

At December 31, 2003, 2002, and 2001, 685,000, 685,000, and 685,000 respectively, cliff-vesting options under the 1994 Plan have been granted at prices ranging between $4.44 and $7.13. Of these options 360,000 have been exercised, 210,000 have either expired and been cancelled or been cancelled, 79,750 are currently exercisable and the remaining options will become exercisable beginning in 2004 or earlier if the accelerated vesting conditions are met.

The Company has a Non-Employee Director Stock Option Plan (the "Director Plan"), which provides for the granting of stock options to non-employee members of the Company's Board of Directors at the closing market price at the grant dates. On April 1, 1996, and each anniversary date thereafter, each non-employee director, who has served as a director for at least one year, will receive an option to purchase 2,500 shares of the Company's common stock. On December 5, 1997, the Director Plan was amended, and on February 26, 1998, shareholders approved an increase to 4,000 the annual number of shares that each director would receive. The aggregate number of shares, which may be issued upon the exercise of options granted under the Director Plan, is 62,500 shares of common stock. Options issued under the Director Plan fully vest one year after the grant date.

In the event of a "change in control" as defined in the Director Plan, all outstanding options become fully vested and are subject to exercise. Options granted under the Director Plan expire 10 years after the grant date, unless an option holder ceases to be a director of the Company. Under such circumstances, the options expire three months from the date that the option holder ceases to be a director.

At December 31, 2003, 2002, and 2001, 64,700, 60,700, and 60,700 respectively, options under the Director Plan have been granted to directors of the Company at prices ranging between $3.38 and $12.94. Of these options 9,000 have been exercised, 51,700 are currently exercisable and the remaining options will become exercisable in 2004.

At December 31, 2003, 2002, and 2001, options to purchase 193,750, 193,750, and 143,750, respectively, of Class A Common Stock at prices ranging from $3.50 to $10.00 were granted as nonqualified stock options in connection with services rendered to the Company. Of these options 168,750 are currently exercisable and the remaining options will become exercisable in 2004 through 2005.

The fair value of each option on the date of grant for 2003, 2002, and 2001 was estimated using the Black-Scholes options pricing model with the following weighted average assumptions: no dividend yield for all years; expected volatility of 137% for 2003, 143% for 2002, and 121% for 2001; risk-free interest rate of 3.79% for 2003, 3.35% for 2002, and 4.86% for 2001; and expected option lives of 6.9 years for 2003, 7.3 years for 2002, and 7.5 years for 2001.

NUMEREX CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2003, 2002 and 2001

NOTE K - STOCK OPTION PLANS - Continued

The exercise price for 1,200,515 options outstanding at December 31, 2003, is between $1.00 and $12.94. Such options will expire on average in 6.9 years. The weighted average fair value of options granted during 2003, 2002, and 2001 was $2.30, $5.71, and $5.76, respectively, on the date of grant.

The following table summarizes the activity of the stock option plans as of and for the years ended December 31, 2003, 2002 and 2001.

	For the years ended December 31,					
	2003		2002		2001	
	Shares	Weighted Average Ex. Price	Shares	Weighted Average Ex. Price	Shares	Weighted Average Ex. Price
Outstanding, beginning of year	1,058,873	$ 6.18	1,253,455	$ 5.91	1,007,384	$ 5.66
Options granted	333,000	2.45	154,500	6.00	444,701	6.27
Options exercised	-	-	(254,832)	4.56	(104,601)	3.30
Options cancelled	(191,358)	5.67	(94,250)	6.87	(94,029)	7.78
Outstanding, end of year	1,200,515	$ 5.21	1,058,873	$ 6.18	1,253,455	$ 5.91
Exercisable, end of year	616,640	$ 6.18	525,048	$ 5.80	489,130	$ 4.86

NOTE L - GEOGRAPHIC INFORMATION

The Company operates in a single industry segment. Information about the Company's operations in different geographic areas for the years ended December 31, 2003, 2002, and 2001 respectively, are as follows: (In thousands)

	U.S.	Australia	Consolidated
Net sales:			
2003 - year	$ 19,513	$ 644	$ 20,157
2002 - year	24,213	288	24,501
2001 - year	23,907	351	24,258
Operating profit (loss):			
2003 - year	$ (2,911)	$ 185	$ (2,726)
2002 - year	(7,553)	85	(7,468)
2001 - year	(7,353)	23	(7,330)
Identifiable assets:			
2003 - year	$ 32,757	$ 1,213	$ 33,970
2002 - year	37,057	54	37,003
2001 - year	42,613	361	42,974

NOTE M – SUBSEQUENT EVENTS

On January 13, 2004, the Company completed a private placement to Laurus of (i) a Convertible Term Note in the principal amount of $4,500,000 (the "Company Note"), and (ii) a Common Stock Purchase Warrant (the "Warrant" and together with the Company Note, the "Securities") to purchase up to 300,000 shares of the Company's Class A common stock, no par value per share ("Common Stock"). The Company used the net proceeds of $4,270,000 to retire the $3,500,000 debt owed to BellSouth Personal Communications LLC (see Note C – Investments and Divestitures) and to provide additional working capital. The Company Note has a term of three years maturing on January 12, 2007 and is secured by substantially all of the assets of the Company and its U.S. subsidiaries except DCX Systems Australia Pty Limited. Each of the Company's U.S. subsidiaries also has provided a guaranty to Laurus. Interest accrues on the Company Note at an annual rate of 8%, and interest and principal may be paid by the Company in either cash or in Common Stock. The Company may only use Common Stock to make such payment if the price per share of its Common Stock is greater than $5.02. However, the entire principal amount of the Company Note, and any accrued interest, may be converted by Laurus into the Company's Common Stock at a price equal to $4.56 per share (the "Fixed Conversion Price"), subject to certain limitations. If the amount due and payable is paid by the Company using Common Stock, the number of shares to be issued to Laurus by the Company will be determined based upon the Fixed Conversion Price. Otherwise, cash payments of interest and principal due on the Company Note must be paid at 102% of the amount then payable. During the six-month period following the effectiveness of a registration statement (as discussed below) and if no Event of Default (as defined in the terms of the Company Note) has occurred, Laurus may not voluntarily convert, on a month to month basis, a portion of the Company Note that exceeds 10% of that number of shares of the Company traded in the one-month period preceding a voluntary conversion by Laurus. The Warrant is exercisable by Laurus until January 13, 2011, and has three separate tranches. The first tranche is exercisable for up to 150,000 shares of Common Stock at a price of $4.75 per share. The second tranche is exercisable for up to 100,000 shares of Common Stock at a price of $5.17 per share. The third tranche is exercisable for up to 50,000 shares of Common Stock at a price of $5.99 per share. The Company has also agreed to register all of the Common Stock that can be issued to Laurus pursuant to the Securities, as described in the Registration Rights Agreement between the Company and Laurus. The Company is required to register these Securities within six months from January 13, 2004. Failure to do so would lead to monthly penalties for the next six months and if the Company fails to register the Securities after one year, Laurus has the right to require full payment of the unpaid principal and interest and can invoke its rights under the security agreement.

Report of Independent Certified Public Accountants

To the Shareholders and Board of
Directors of Numerex Corp. and Subsidiaries

In connection with our audit of the consolidated financial statements of Numerex Corp. and Subsidiaries referred to in our report dated February 20, 2004, which is included in the Part IV of this Form 10-K, we have also audited Schedule II for each of the three years in the period ended December 31, 2003. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Atlanta, Georgia
February 20, 2004

NUMEREX CORP.

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

SCHEDULE II

Description	Balance at beginning of Period	Provisions	Charges to expense	Deductions	Balance at end of Period
Year ended December 31, 2001:					
Accounts receivable					
Allowance for uncollectible accounts	431	158	(55)	0	534
Inventory					
Allowance for obsolescence	1,020	0	0	(89)	931
Year ended December 31, 2002:					
Accounts receivable					
Allowance for uncollectible accounts	534	2,578	(1,837)	0	1,275
Inventory					
Allowance for obsolescence	931	358	0	(513)	776
Year ended December 31, 2003:					
Accounts receivable					
Allowance for uncollectible accounts	1,275	551	(551)	(666)	609
Inventory					
Allowance for obsolescence	776	272	0	(367)	681

EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

(in thousands, except per share data)

(a) Computation of the weighted average number of shares of common stock outstanding for the fiscal years ended the years ended December 31, 2001, 2002 and 2003.

	Shares of Common Stock	Weighted Shares Outstanding
2001		
January 1, 2001 to December 31, 2001	10,391	10,391
Shares issued on exercise of stock options	105	43
Shares issued under Directors Stock Plan	1	1
Shares issued in connection with the July 6, 2001 Broadband Networks, Inc. Stock Exchange	23	11
Total	10,520	10,446
2002		
January 1, 2002 to December 31, 2002	10,520	10,520
Shares issued on exercise of stock options	255	195
Shares issued under Directors Stock Plan	3	1
Shares issued to BellSouth Wireless for the conversion of 30,000 preferred stock shares into 625,000 common shares, converted on December 2, 2002	625	50
Total	11,403	10,766
2003		
January 1, 2003 to December 31, 2003	11,403	11,403
Shares issued on exercise of stock options	-	-
Shares issued under Directors Stock Plan	12	7
Shares purchased as treasury stock from BellSouth Wireless on March 28, 2003	(625)	(476)
Total	10,790	10,934

(b) Computation of Earnings per Share

Computation of earnings per share is net earnings (loss) divided by the weighted average number of shares of common stock outstanding for the years ended December 31, 2001, 2002 and 2003.

	2001	2002	2003
Net earnings (loss)	$(3,382)	$(7,690)	$(1,404)
Weighted average number of shares of common stock outstanding	10,446	10,766	10,934
Basic earnings (loss) per share	$(0.32)	$(0.71)	$(0.13)
Diluted earnings (loss) per share	$(0.32)	$(0.71)	$(0.13)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statement

This document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, among other things, statements regarding trends, strategies, plans, beliefs, intentions, expectations, goals and opportunities. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "assume," "strategy," "plan," "outlook," "outcome," "continue," "remain," "trend," and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. All statements and information herein and incorporated by reference herein, other than statements of historical fact, are forward-looking statements that are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. Many phases of the Company's operations are subject to influences outside its control. The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. These forward-looking statements speak only as of the date of this Annual Report, and the Company assumes no duty to update forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements and future results could differ materially from historical performance.

Any one or any combination of factors could have a material adverse effect on the Company's results of operations or could cause actual results to differ materially from forward-looking statements or historical performance. These factors include: the pace of technological change; variations in quarterly operating results; delays in the development, introduction and marketing of new wireless products and services; customer acceptance of products and services; economic conditions; the inability to attain revenue and earnings growth; changes in interest rates; inflation; the introduction, withdrawal, success and timing of business initiatives and strategies; competitive conditions; the extent and timing of technological changes; changes in customer spending; the loss of intellectual property protection; general economic conditions and conditions affecting the capital markets. Actual events, developments and results could differ materially from those anticipated or projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this document. Subsequent written or oral statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this report and those in the Company's reports previously and subsequently filed with the Securities and Exchange Commission.

Overview

Numerex Corp. (the "Company") is a technology company comprised of operating subsidiaries that develop and market a wide range of communications products and services. The Company's primary focus is wireless data communications utilizing proprietary network technologies.

2003 marked a year of transition and re-positioning for the Company. Revenues declined compared to the prior year because of reduced Digital Multimedia and Wireless Data product sales. However, it is believed that their decline will be reversed in 2004 primarily as a result of the new product introductions of Mobile Guardian, VendView and IP Contact that were announced in 2003. In addition, many of the Company's businesses are built on the model of recurring service revenues and the expectation is that this will continue to grow in 2004 as it did in 2003.

2003 also marked a continuation of the focus on controlling expenses in Selling, General and Administrative as well as Research and Development categories. As a result, significant expense reductions were achieved in both categories. These reductions will not continue, but equally it is expected that any increases will be modest and relevant to supporting greater revenues.

Finally in 2003, was focused on strengthening the balance sheet and improving the liquidity position of the Company. To accomplish these goals, Data1Source LLC was sold which resulted in an early payment of $1,500,000 to Cingular, the repayment of the entire amount outstanding under the revolving line of credit as well as substantially reducing capital lease liabilities. In addition, in January 2004 a private placement was arranged with the Laurus Master Fund of a $4,500,000 Term Convertible Note. The net proceeds will be used primarily for the repayment of the Company's remaining short term debt to Cingular and to provide additional working capital. It is believed that operations in 2004 will generate sufficient cash to not only support the ongoing business of the Company but also service the Laurus Term Note.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The following is a discussion of the consolidated financial condition and results of operations of the Company for the fiscal years ended December 31, 2003 and 2002 and 2001. This discussion should be read in conjunction with the Company's consolidated financial statements, the related notes thereto, and other financial information included elsewhere in this report.

Critical Accounting Policies

Note A of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of Numerex's Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used.

General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to revenue recognition, accounts receivable and allowance for doubtful accounts, inventories and the adequacy of reserves for excess and obsolete inventories, accounting for income taxes and valuation of goodwill and other intangible assets. Actual amounts could differ significantly from these estimates.

Revenue Recognition

The Company primarily sells products, recurring services (most billed on a monthly basis) and on-demand services.

Product revenues are recognized at the time title passes to the customer, which in most cases is at the time of shipment. However, the Company did have one significant product shipment during the year where the Company did not recognize revenue at the passage of title. In May 2003, pursuant to an agreement signed by the Company and a customer in Australia, the Company shipped $583,000 of wireline security detection equipment, in exchange for a share of the customer's future revenues. Under the agreement with the customer, title passed to the customer at the time of acceptance that occurred in May 2003. Since the actual revenue that will be generated by the sale of the equipment is uncertain at this time, the Company did not recognize revenue on the equipment sale as of December 31, 2003. Currently the Company plans to recognize revenue and related costs as revenues are received. The Company expects to receive at least the full value of the equipment from this revenue share, however, as more information becomes available, the Company will reassess the accounting treatment for the project. In May 2003, the value of the wire-line equipment was transferred from inventory to other assets. (See Discussion of Results from Operations for the fiscal years ended December 31, 2003 and December 31, 2002 below)

The Company bills most of its recurring service revenues on a monthly basis. Most of these revenues are generated by providing customers access to the Company's wireless machine-to-machine communications network (the Network). The Company sells these services to retailers and wholesalers of the service. For services sold to retailers, monthly service fees are generally a fixed monthly amount billed one month in advance. The Company defers the advance billing for the service and recognizes the revenue when the services are provided. For services sold to wholesalers, the customers are billed a fixed base fee in advance and usage fees in arrears at the end of each month. Again the Company defers the advance billing of the base fee and recognizes the revenues when the services are performed. On occasion some customers will have units that malfunction and cause their Network usage and related fees to increase dramatically over normal usage. While these customers are contractually obligated to pay for any such excess usage, the Company has experienced problems in collecting such fees. Therefore, for accounting purposes, the Company reduces the revenue recognized for such occurrences based on prior collections experience. These types of incidents have been relatively rare in the past and the Company does not expect this to change in the foreseeable future.

The Company also provides services on a demand basis – such as installation services. These types are services are generally completed in a short period of time (usually less than one month) and are billed and the revenue recognized when the services are completed.

The Company does occasionally have multiple element service agreements, which involve both the supply of product and the provision of services over a multi-year arrangement. Accounting principles for agreements involving multiple elements require the Company to allocate earned revenue to each element based on the relative fair value of the elements. The arrangement fee for multiple-element arrangements is allocated to each element, such as design, product supply, product integration, installation, maintenance, support and warranty services, based on the relative fair values of the elements. The Company determines the fair value of each element in multi-element arrangements based on vendor-specific objective evidence ("VSOE"). VSOE for each element is based on the price charged when the same element is sold separately or could be purchased from an unrelated supplier. If evidence of fair value of all delivered elements exists but evidence does not exist for one or more undelivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered element is deferred and is recognized ratably over the contract term on an earned basis. In the case of the supply of product the Company maintains title to the product and transfers title at the completion of the contract term.

Accounts Receivable and Allowance For Doubtful Accounts

The Company's estimate for its allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where information exists that the customer may have an inability to meet its financial obligations. In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, the Company establishes a general reserve for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change (i.e. higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligation to the Company), the Company's estimates of the recoverability of amounts due the Company could be reduced by a material amount.

During 2002 there was a significant downturn in the general economic conditions in the communications industry. While the Company has relatively few substantial customers, the Company has a very large number of low volume small business customers (mostly in the security industry). Many of these customers were particularly vulnerable to the economic downturn and they experienced significant liquidity problems as their customers slowed payments to them and their access to financing and capital diminished. This forced many of these customers to sell their companies and led to significant consolidation in the industry. This created significant collections problems for the Company in 2002 as many of these customers sold their businesses as asset sales, with the acquiring companies refusing to pay for prior products and services provided by the Company. As a result, the Company had to significantly increase its bad debt reserves to $1,275,000 and had $1,837,000 in bad debt expense for the year ended December 31, 2002. The Company reviewed and tightened its credit polices and put more resources into collections efforts. As a result of these changes, the Company experienced a significant reduction in bad debt expense to $555,000 for the year ended December 31, 2003. The Company's accounts receivable aging also significantly improved due to these efforts, thus reducing the necessary bad debt reserve to $609,000. While the Company still expects to see some improvement in bad debt expense as the general economic conditions improve, it does not expect the significant improvement that occurred between 2002 and 2003.

The Company recognizes that material differences may result in the amount and timing of expenses for any period if the Company made different judgments or utilized different estimates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Inventories and Reserves For Excess, Slow-Moving and Obsolete Inventory

The Company values inventory at the lower of cost or market, which equates to net realizable value. The Company continually evaluates the composition of its inventory and identifies, with estimates, potential future excess, obsolete and slow-moving inventories. The Company specifically identifies obsolete products for reserve purposes and analyzes historical usage, forecasted production based on demand forecasts, current economic trends, and historical write-offs when evaluating the adequacy of the reserve for excess and slow-moving inventory. If the Company is not able to achieve its expectations of the net realizable value of the inventory at its current value, the Company would adjust its reserves accordingly.

Material differences in estimates of excess, slow-moving and obsolete inventory may affect the amount and timing of cost of sales for any period if the Company made different judgments or utilized different estimates. The Company's reserve for excess, slow-moving and obsolete inventory amounted to $681,000, as of December 31, 2003.

Valuation of Goodwill and Other Intangible Assets

The Company assesses the impairment of goodwill and identifiable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of use of the acquired assets or the strategy for the overall business; and
- significant negative industry or economic trends.

When determined that the carrying value of goodwill and other intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. Net goodwill and intangible assets amounted to $22,993,000 as of December 31, 2003.

In 2002, SFAS No. 142, Goodwill and Other Intangible Assets, became effective and as a result, the Company ceased to amortize $10,983,000 of goodwill. On March 28, 2003 the Company purchased the 40% share Cingular owned in Cellemetry LLC. This gave the Company 100% ownership of Cellemetry LLC and increased total goodwill to $15,014,000 at December 31, 2003. The Company had recorded $733,000 of amortization during 2001 and would have recorded approximately $768,000 of amortization during 2002 and approximately $918,000 in 2003. In lieu of amortization, the Company is required to perform an annual impairment review of goodwill. Based on this initial review at January 1, 2002 and the annual review at December 31, 2002 and 2003, the Company did not record an impairment charge.

The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited consolidated financial statements and notes thereto which begin on page F-1 of this Annual Report on Form 10-K which contain accounting policies and other disclosures required by generally accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

SELECTED CONSOLIDATED STATEMENTS OF OPERATION

	Twelve Month Period Ended December 31,			2002 to 2003	2001 to 2002
	2003	2002	2001	% Change	% Change
Net sales:					
Wireless Data Communications					
Product	$ 4,839	$ 7,461	$ 7,007	(35.1%)	6.5%
Service	7,848	6,748	4,493	16.3%	50.2%
Sub-total	12,687	14,209	11,500	(10.7%)	23.6%
Digital Multimedia and Networking					
Product	2,647	5,668	7,948	(53.3%)	(28.7%)
Service	3,518	3,686	3,696	(4.6%)	(0.3%)
Sub-total	6,165	9,354	11,644	(34.1%)	(19.7%)
Wireline Security					
Product	449	230	392	95.2%	(41.3%)
Service	856	708	722	20.9%	(1.9%)
Sub-total	1,305	938	1,114	39.1%	(15.8%)
Total net sales					
Product	7,935	13,359	15,347	(40.6%)	(13.0%)
Service	12,222	11,142	8,911	9.7%	25.0%
Total net sales	20,157	24,501	24,258	(17.7%)	1.0%
Cost of sales	10,486	13,952	14,737	(24.8%)	(5.3%)
Depreciation and amortization	642	328	267	95.7%	22.8%
Gross profit	9,029	10,221	9,254	(11.7%)	10.4%
%	44.8%	41.7%	38.1%		
Selling, general, administrative and other expenses	8,922	12,509	10,710	(28.7%)	16.8%
Research and development expenses	905	1,097	2,755	(17.5%)	(60.2%)
Depreciation and amortization	1,928	2,184	2,701	(11.7%)	(19.1%)
Costs related to non-recurring acquisition activity	-	1,899	-	(100.0%)	100.0%
Business restructuring charges	-	-	418	0.0%	100.0%
Operating loss	(2,726)	(7,468)	(7,330)	63.5%	(1.9%)
Net loss	(1,404)	(7,450)	(3,142)	81.2%	(137.1%)
Net loss applicable to common shareholders	(1,404)	(7,690)	(3,382)	81.7%	(127.4%)
Basic earnings per share	(0.13)	(0.71)	(0.32)		
Weighted average shares outstanding	10,934	10,766	10,446		

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Result of Operations

The following table sets forth, for the periods indicated, the percentage of net sales represented by selected items in the Company's Consolidated Statements of Operations.

	Twelve Month Period Ended December 31,		
	2003	2002	2001
Net sales:			
Wireless Data Communications			
Product	24.0%	30.5%	28.9%
Service	38.9%	27.5%	18.5%
Sub-total	62.9%	58.0%	47.4%
Digital Multimedia and Networking			
Product	13.1%	23.1%	32.8%
Service	17.5%	15.0%	15.2%
Sub-total	30.6%	38.2%	48.0%
Wireline Security			
Product	2.2%	0.9%	1.6%
Service	4.2%	2.9%	3.0%
Sub-total	6.5%	3.8%	4.6%
Total net sales			
Product	39.4%	54.5%	63.3%
Service	60.6%	45.5%	36.7%
Total net sales	100.0%	100.0%	100.0%
Cost of sales	52.0%	56.9%	60.8%
Depreciation and amortization	3.2%	1.3%	1.1%
Gross profit	44.8%	41.7%	38.1%
Selling, general, administrative and other expenses	44.3%	51.1%	44.2%
Research and development expenses	4.5%	4.5%	11.4%
Depreciation and amortization	9.6%	8.9%	11.1%
Costs related to non-recurring acquisition activity	0.0%	7.8%	0.0%
Business restructuring charges	0.0%	0.0%	1.7%
Operating loss	(13.5%)	(30.5%)	(30.2%)
Net loss	(7.0%)	(30.4%)	(13.0%)
Net loss applicable to common shareholders	(7.0%)	(31.4%)	(13.9%)

See notes to consolidated financial statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Fiscal Years Ended December 31, 2003 and December 31, 2002

Net sales decreased 17.7% to $20,157,000 for the year ended December 31, 2003 as compared to $24,501,000 for the year ended December 31, 2002. This decrease in sales was due to a decrease in Digital Multimedia, Networking sales and in Wireless Data Communication. These decreases were partially offset by an increase in Wireless Data Communication services revenues and an increase in Wireline Security sales. As a percentage of total net sales, services revenues of the Company increased to 60.6% for the year ended December 31, 2003 which comprised of a 16.3% increase in Wireless Data Communication service revenues partially offset by decrease in Digital Multimedia and Networking services of 4.6%.

Net sales from Wireless Data Communications decreased 10.7% to $12,687,000 for the year ended December 31, 2003 as compared to $14,209,000 for the year ended December 31, 2002. Wireless Data Communications product sale decreased by 35.1%, which was partially offset by an increase of service revenues of 16.3%. The decrease in product sales was primarily the result of changes made to the Company's distribution strategy for wireless mobile telemetry product lines, which resulted in a decline in unit sales while new markets were developed during 2003. This included exiting the radio distribution market because of intense competition and slim margins as well as a revised focus with regard to mobile tracking. With regard to mobile tracking the Company launched its MobileGuaridan product line, which provides vehicle security and tracking services, early in 2003. The Company continues to develop its automotive dealer distribution network for this product line and anticipates that the decline in product sales of mobile tracking units is temporary. The 16.3% increase in service revenues was primarily due to increased connections on the Company's Cellemetry® network, mainly related to security monitoring. The second quarter of 2002 net service revenues included a sale of a license of the Company's Cellemetry® gateway software to a customer in Colombia, South America for $500,000. Excluding this sale, service revenue derived from connections to Cellemetry® network increased 25.6% in 2003 versus the same period in 2002. In addition there was an increase in digital subscribers utilizing the Company's Data1Source™ mobile messaging service prior to being sold on September 15, 2003 (see comments on "Gain on sale of business" below).

Net sales from Digital Multimedia and Networking decreased 34.1% to $6,165,000 for the year ended December 31, 2003 as compared to $9,354,000 for the year ended December 31, 2002. The decrease was primarily in product sales in both Digital Multimedia and Networking. The decrease in Digital Multimedia product sales was largely due to a decrease in PowerPlay™ purchases by distance learning customers. The decline in Network monitoring equipment sales was due a reduction in capital spending by telecommunications customers for the year ended December 31, 2003 versus the same period in 2002. The reduction in Network monitoring equipment also translated into a decline in installation service revenues of 4.6%. While a reversal in the decline in capital spending for distance learning and telecommunications customers remains uncertain, the Company introduced IPContact™ in December of 2003. This high performance desktop videoconferencing software package is expected to supplement PowerPlay™ sales in 2004.

Net sales from Wireline Security increased 39.1% to $1,305,000 for the year ended December 31, 2003 as compared to $938,000 for the year ended December 31, 2002. This increase was primarily due to an increase in product sales, which is due to additional sales of maintenance parts to a customer in Australia with which we have an equipment supply agreement (the "Agreement"). Pursuant to the Agreement, in May 2003, the Company shipped $583,000 of wireline security detection equipment to the customer, in exchange for a share of the customer's future revenues. Although the customer retains title to this equipment from acceptance, it must meet certain obligations under the Agreement, or pay amounts specified in the Agreement. Since the actual revenue that will be generated by the sale of the equipment is uncertain at this time, the Company did not recognize revenue on the equipment sale as of December 31, 2003. The sales of maintenance parts to the customer, however, was not pursuant to the Agreement and therefore we recognized revenues from those sales in the period ended December 31, 2003 since the sales price was a fixed amount and payable upon our normal terms. Installation of the equipment was completed by December 31, 2003. Our customer in Australia plans to promote the new service (made available by the equipment we provided) in the first quarter of 2004. This is when we expect to receive our first share of revenues from the service. Currently the Company expects to receive at least the full value of the equipment from this revenue share, however, as more information becomes available, the Company will reassess the accounting treatment for the project. (In May 2003, the value of the wire-line equipment was transferred from inventory to other assets.) The Company expects to continue to sell maintenance parts and perform services for this customer for the term of the Agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Cost of sales decreased 24.8% to $10,486,000 for the year ended December 31, 2003 as compared to $13,952,000 for the year ended December 31, 2002. This decrease was primarily due to the lower volume of product sales in Wireless Data Communications and Digital Multimedia and Networking.

Cost of sales depreciation and amortization expense increased 95.7% to $642,000 for the year ended December 31, 2003 as compared to $328,000 for the year ended December 31, 2002. This increase was primarily due to the purchase of software and hardware for the Data1Source™ service line (that was sold on September 5, 2003), the capitalization of software developed internally in both 2002 and 2003 and the purchase of a license agreement in 2003 for our wireline business in Australia.

Gross profit, as a percentage of net sales, was 44.8% for the year ended December 31, 2003 as compared to 41.7% for the year ended December 31, 2002. The reason for the increase in the gross profit for the year was primarily attributable to service revenues being a higher portion of total revenues in 2003 versus 2002. Service revenues were 60.6% of total revenues in 2003 versus 45.5% for 2002 and we generally achieve higher margin than product sales. Service revenues were also up 9.7% in total, which allowed the Company to make up some of the gross profit dollars lost from the decline in product sales. The sale of a gateway software license recorded in the second quarter of 2002 had a significant positive impact on margin percentage for the year ended in December 31, 2002, since this software was originally developed for Cellemetry's internal use, there was little additional costs associated with this sale to an external customer. This added approximately 1.2% to the margin percentage for 2002. The twelve-month period ended December 31, 2003 did not include such a gateway software license sale, thus the margin did not receive such a benefit.

Selling, general, administrative and other expenses decreased 28.7% to $8,922,000 for the year ended December 31, 2003 as compared to $12,509,000 for the year ended December 31, 2002. As a percentage of sales, selling, general, administrative and other expenses decreased to 44.3% for the year ended December 31, 2003 as compared to 51.1% for the year ended December 31, 2002. Selling, general, administrative and other expenses decreased primarily due to reductions in personnel and a decrease in bad debt expense to $515,000 as compared to $1,837,000 in 2002. Bad debt expense was unusually high in 2002 due to an increase in customers not being able to pay as a result of a decline in the general economic conditions in the telecommunications industry and severely curtailed access to additional sources of capital and credit facilities. This led the Company to tighten its credit policy beginning in the latter part of 2002. The $1,837,000 bad debt expense in 2002 included $361,000 written off for a specific customer. The Company accepted product in lieu of payment for the goods and services billed to the customer. The sales value of the goods and services sold to this customer totaled $1,735,000; $1,102,000 was invoiced in the forth quarter ended December 31, 2001 and the balance of $633,000 was invoiced in the first quarter of 2002. The $361,000 written off to bad debt expense represents the margin earned on the sale. The balance, $1,374,000, represented the expected net realizable value (in this case at cost) of the product repossessed and placed in inventory.

Research and development expenses decreased 17.5% to $905,000 for the year ended December 31, 2003 as compared to $1,097,000 for the year ended December 31, 2002. This was primarily the result of reductions in research and development personnel that was partially offset by lower capitalization than in the prior year. Most of the research and development was more general in 2003, as opposed to the major projects in 2002. The Company expenses research and development costs and expects it to continue at current levels.

Operating expense depreciation and amortization expense decreased 11.7% to $1,928,000 for the year ended December 31, 2003 as compared to $2,184,000 for the year ended December 31, 2002. This was due to some older assets becoming fully depreciated while the Company has had a limited requirement for the purchase of new equipment.

Costs related to non-recurring acquisition activity were $1,899,000 for the year ended December 31, 2002. This write-off was the result of the Company reaching an impasse in the second quarter of 2002 in its negotiations with BT Group plc to acquire their RedCARE division, its security products and service business. These costs were primarily related to legal and accounting expenses incurred during diligence and negotiations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Interest expense and other expense increased to $298,000 in 2003 compared to an expense of $212,000 for the prior year. This increase in net interest expense and other expense was primarily the result of increased interest expense on the $5,000,000 note payable incurred on March 28, 2003 to Cingular for the purchase of their interest in Cellemetry (see explanation under "Liquidity and Capital Resources"). There was also additional interest expense in the year ended December 31, 2003 versus the same period in 2002 on the Company's revolving line of credit. This interest expense was partially offset by foreign currency gains in 2003. There was a small foreign currency loss in 2002.

Gain on sale of business of $1,712,000 for the year ended December 31, 2003 was due to the sale of the Company's Data1Source mobile messaging service through an entity Data1Source LLC. The selling price was approximately $3,400,000 with $3,200,000 paid in cash at closing and $200,000 due in six months on March 15, 2004, if certain criteria are met. Currently it has not been determined if these criteria have been met. Costs associated with the transaction included the net book value of the assets sold, including software and computer hardware, and transaction costs including finders' fees and legal costs. While the sale of Data1Source LLC did not meet the requirements to be considered a significant disposition, its sale will have a negative impact on future revenues, gross margins and cash flow because of the profitable nature of the business.

Minority interest for the year ended December 31, 2003 was $0 compared to $326,000 for the year ended December 31, 2002. The principle reason for the decrease in Minority interest was the depletion of Minority Interest on the Company's balance sheet related to a joint venture. The Company purchased the minority parties interest on March 28, 2003.

Due to its net loss from operations, the Company did not record a tax provision in the years ended December 31, 2003 and 2002, respectively. The $92,000 in income tax expense recorded for 2003 relates the Company's operations in Australia and certain state income taxes. The Company is entitled to the benefits of certain net operating loss carry forwards, however, net operating loss carry forwards of approximately $2,900,000 and $8,500,000 for the years ended December 31, 2001 and 2002 respectively may not be available in future years. The Company has not classified its net operating loss carry forwards as an asset in its financial statements and thus a loss of net operating loss carry forwards does not impact current operating results. In March 2004, the Company filed a ruling request with the Internal Revenue Service (IRS) for an extension of time to file an election to carry forward the net operating losses in question. The Company believes it has a reasonable chance of receiving a favorable ruling on this matter.

The Company recorded a net loss of $1,404,000 for the year ended December 31, 2003 compared to a net loss of $7,450,000 for the year ended December 31, 2002.

Preferred stock dividend for the year ended December 31, 2003 was $0 as compared to $240,000 for the year ended December 31, 2002. This decrease was due to the conversion of the preferred stock to the Company's common stock in December 2002.

The Company recorded a net loss applicable to common shareholders of $1,404,000 for the year ended December 31, 2003 as compared to net loss applicable to common shareholders of $7,690,000 for the year ended December 31, 2002.

Basic and diluted loss per common share decreased to $(0.13) for year ended December 31, 2003 as compared to $(0.71) for the year ended December 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The weighted average and diluted shares outstanding increased to 10,934,000 for the year ended December 31, 2003 as compared to 10,766,000 for the year ended December 31, 2002. The increase in weighted average basic and diluted shares outstanding was primarily due to the conversion of preferred stock to 625,000 shares of the Company's common stock in December 2002, the exercise of stock options, and share issued under the employee stock purchase plan. The 625,000 shares of common stock were repurchased on March 28, 2003 (see explanation under "Liquidity and Capital Resources").

Fiscal Years Ended December 31, 2002 and December 31, 2001

Net sales increased 1.0% to $24,501,000 for the year ended December 31, 2002 as compared to $24,258,000 for the year ended December 31, 2001. This increase in total net sales was the result of increased net sales from Wireless Data Communication products and services, partially offset by a decrease in net sales from Digital Multimedia and Networking and Wireline Security products and services. As a percentage of total net sales, services revenues of the Company increased to 45.5% for the year ended December 31, 2002 compared to 36.7% in the comparable period in 2001.

Net sales from Wireless Data Communications increased 23.6% to $14,209,000 for the year ended December 31, 2002 as compared to $11,500,000 for the year ended December 31, 2001 and as a percentage of the Company's total net sales, Wireless Data Communications increased to 58.0% for the year ended December 31, 2002 compared to 47.4% in the comparable period in 2001. This increase in net sales was primarily due to higher services revenues from increased connections on the Company's Cellemetry® network, primarily related to security monitoring, and from an increase in digital subscribers utilizing the Company's Data1Source™ mobile messaging service. Also contributing to the increase in net sales was higher product sales, primarily in the Company's wireless security devices and from the introduction of mobile wireless devices in the beginning of 2002.

Net sales from Digital Multimedia and Networking decreased 19.7% to $9,354,000 for the year ended December 31, 2002 as compared to $11,644,000 for the year ended December 31, 2001. This decrease in net sales was primarily due to lower product sales as the result of decreases in capital spending by distant learning customers.

Net sales from Wireline Security decreased 15.8% to $ 938,000 for the year ended December 31, 2002 as compared to $1,114,000 for the year ended December 31, 2001. This decrease was the result of continued decline in derived channel sales activity resulting from the divestment of Company's derived channel technology in November 1999 and the resulting de-emphasis on the sale and marketing of derived channel technology.

Cost of sales decreased 5.3% to $13,952,000 for the year ended December 31, 2002 as compared to $14,737,000 for the year ended December 31, 2001. This decrease was primarily due to the lower product sales volume in Digital Multimedia and Networking and lower product costs due to the redesign of the certain wireless devices that were introduced in the first quarter of 2002.

Cost of sales depreciation and amortization expense increased 23.2% to $328,000 for the year ended December 31, 2002 as compared to $267,000 for the year ended December 31, 2001.

Gross profit, as a percentage of net sales, was 41.7% for the year ended December 31, 2002 as compared to 38.1% for the year ended December 31, 2001. The reason for the increase in the gross profit rate for the year was primarily attributable to the higher service activities of Wireless Data Communications, along with the lower product costs due to the redesign of certain wireless devices. The sale of a gateway software license recorded in the second quarter of 2002 had a significant positive impact on margin percentage for the year ended in December 31, 2002, since this software was originally developed for Cellemetry's internal use, there was little additional costs associated with this sale to an external customer. This added approximately 1.2% to the margin percentage for 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Selling, general, administrative and other expenses increased 16.8% to $12,509,000 for the year ended December 31, 2002 as compared to $10,701,000 for the year ended December 31, 2001. As a percentage of sales, selling, general, administrative and other expenses increased to 51.1% for the year ended December 31, 2002 as compared to 44.2% for the year ended December 31, 2001. The primary reason for the increase in expenses for 2002 was due to the recording of $1,837,000 in bad debt expense related to write-offs and increases in allowances for doubtful accounts due to an increase in customers not being able to pay as a result of significant weakening of economic conditions in the communications industry. This led to a tightening of the Company's credit policy. This compared to $589,000 in 2001.

Research and development expenses decreased 60.2% to $1,097,000 for the year ended December 31, 2002 as compared to $2,755,000 for the year ended December 31, 2001. The principal reasons for the decrease in research and development expenses was the reduced requirement for development efforts in 2002 for the Company's product and services and the capitalization of development costs of $872,000 during the year for new products and services that reached technical feasibility and for internal use software developed during these periods.

Operating expense depreciation and amortization expense decreased 19.1% to $2,184,000 for the year ended December 31, 2002 as compared to $2,701,000 for the year ended December 31, 2001. The principal reason for the decrease is due to the reduction in goodwill amortization expense resulting from the implementation of SFAS 142 on January 1, 2002.

Costs related to non-recurring acquisition activity were $1,899,000 for the year ended December 31, 2002. This write-off was the result of the Company reaching an impasse in the second quarter of 2002 in its negotiations with BT Group plc to acquire their RedCARE division, its security products and service business. These costs were primarily related to legal and accounting expenses incurred during diligence and negotiations.

Non-recurring employee separation costs amounted to $418,000 for the year ended December 31, 2001.

Interest and other income for the year ended December 31, 2002 was an expense of $212,000 compared to income of $934,000 for the year ended December 31, 2001. This decrease in net interest and other income were primarily the result of a decrease in income earned on cash balances and an increase in interest expense from capital leases established in the first quarter of 2002.

Minority interest for the year ended December 31, 2002 was $326,000 compared to $3,139,000 for the year ended December 31, 2001. The principle reason for the decrease in Minority interest was the depletion of Minority Interest on the Company's balance sheet related to a joint venture.

Due to its net loss from operations, the Company did not record a tax provision in the years ended December 31, 2002 and 2001, respectively. The $96,000 in income tax expense recorded for 2002 relates principally to an income tax withholding on an international product and service sale and the $(115,000) provision for the recovery of income tax recorded in the 2001 followed the completion and submission of the Company's federal income tax returns in connection with an assessed over payment of federal income tax installments in connection with the sale of the Company's derived channel technology.

The Company recorded a net loss of $7,450,000 for the year ended December 31, 2002 compared to a net loss of $3,142,000 for the year ended December 31, 2001.

The Company recorded a net loss applicable to common shareholders of $7,690,000 for the year ended December 31, 2002 as compared to net loss applicable to common shareholders of $3,382,000 for the year ended December 31, 2001.

Basic and diluted earnings (loss) per common share decreased to $(0.71) for year ended December 31, 2003 as compared to $(0.32) for the year ended December 31, 2001.

The weighted average and diluted shares outstanding increased to 10,766,000 for the year ended December 31, 2002 as compared to 10,466,000 for the year ended December 31, 2001. The increase in shares outstanding was primarily due to the exercise of stock options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Selected Quarterly Financial Data

The following tables detail certain unaudited financial data of the Company for each quarter of the last two fiscal years ended December 31, 2003, and 2002, respectively.

The Company's financial results may fluctuate from quarter to quarter as a result of factors, including the timing of product shipments, new product introductions and equipment, product and system sales that historically have been of a non-recurring nature.

The information has been prepared from the books and records of the Company in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all (including only normal, recurring adjustments) considered necessary for fair presentation have been included. Interim results for any quarter are not necessarily indicative of the results that may be expected for any future period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Selected Quarterly Financial Data (Unaudited)

	Three Months Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in thousands, except per share data)			
Net sales:				
Wireless Data Communications				
Product	$ 1,027	$ 1,073	$ 1,229	$ 1,509
Service	1,859	2,081	1,964	1,945
Sub-total	2,886	3,154	3,193	3,454
Digital Multimedia and Networking				
Product	504	395	944	803
Service	1,042	809	898	770
Sub-total	1,546	1,204	1,842	1,573
Wireline Security				
Product	39	172	173	65
Service	216	190	248	202
Sub-total	255	362	421	267
Total net sales				
Product	1,570	1,640	2,346	2,377
Service	3,117	3,080	3,110	2,917
Total net sales	4,687	4,720	5,456	5,294
Cost of sales	2,454	2,269	2,889	2,874
Depreciation and amortization	180	174	181	107
Gross profit	2,053	2,277	2,386	2,313
Selling, general, administrative and other expenses	2,387	2,234	2,210	2,094
Research and development expenses	298	284	261	59
Depreciation and amortization	489	505	480	454
Operating loss	(1,121)	(746)	(565)	(294)
Net earnings (loss)	(1,117)	(854)	992	(425)
Basic earnings (loss) per share	(0.10)	(0.08)	0.09	(0.04)
Basic weighted average shares outstanding	11,384	10,785	10,787	10,790
Diluted earnings (loss) per share	(0.10)	(0.08)	0.09	(0.04)
Diluted weighted average shares outstanding	11,384	10,785	10,878	10,790

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Selected Quarterly Financial Data (Unaudited)

	Three Months Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
	(in thousands, except per share data)			
Net sales:				
Wireless Data Communications				
Product	$ 2,658	$ 2,211	$ 2,215	$ 374
Service	1,591	2,303	1,539	1,315
Sub-total	4,249	4,514	3,754	1,689
Digital Multimedia and Networking				
Product	2,199	1,748	952	749
Service	437	987	1,086	1,196
Sub-total	2,636	2,735	2,038	1,945
Wireline Security				
Product	81	173	58	125
Service	128	86	188	102
Sub-total	209	259	246	227
Total net sales				
Product	4,938	4,132	3,225	1,248
Service	2,156	3,376	2,813	2,613
Total net sales	7,094	7,508	6,038	3,861
Cost of sales	3,535	3,569	3,761	3,087
Depreciation and amortization	49	54	105	120
Inventory write-downs	-	-	-	-
Gross profit	3,510	3,885	2,172	654
Research and development expenses	602	188	(63)	370
Selling, general, administrative and other Expenses	2,456	2,952	3,805	3,296
Depreciation and amortization	518	549	552	565
Costs related to non-recurring acquisition Activity	-	1,714	185	-
Non-recurring employee separation costs	-	-	-	-
Operating loss	(66)	(1,518)	(2,307)	(3,577)
Net loss	199	(1,642)	(2,338)	(3,669)
Basic earnings (loss) per share	0.02	(0.16)	(0.22)	(0.33)
Weighted average shares outstanding	10,582	10,729	10,773	10,973
Basic earnings (loss) per share	0.02	(0.16)	(0.22)	(0.33)
Weighted average shares outstanding	11,512	10,729	10,773	10,973

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources

The Company has been able to fund its operations and working capital requirements from cash flow generated by operations, the proceeds from a public offering completed in April 1995, the proceeds from the sale of its derived channel technology in November 1999, the proceeds from capital leases, the proceeds from the exercise of stock options, the establishment of a revolving line of credit in March of 2003, the sale of Data1Source on September 5th, 2003 (see below) and on January 13, 2004, a private placement to Laurus of a Convertible Term Note in the principal amount of $4,500,000 (see below).

Net cash used in operating activities decreased to $269,000 for the year ended December 31, 2003 as compared to $2,890,000 for the year ended December 31, 2002. The reduction in cash used in operating activities was primarily due to reductions in operating losses and a more aggressive management of working capital in 2003 compared to the same period in 2002. The aging of accounts receivable also significantly improved at December 31, 2003 versus December 31, 2002.

Net cash provided by investing activities was $518,000 for the year ended December 31, 2003 as compared to cash used by investing activities of $1,149,000 for the year ended December 31, 2002. The cash provided by investing activities in 2003 was primarily due to the sale of Data1Source LLC.

Net cash used by financing activities was $1,726,000 for the year ended December 31, 2003 as compared to cash provided by financing activities of $757,000 for the year ended December 31, 2002. Cash used in 2003 was primarily due to the payoff of the lease payable of $605,000 for the software sold with Data1Souce LLC, payoff of the balance due on the line of credit borrowed earlier in the year (see explanation of the line of credit below) and the regular payments on capital lease obligations. Cash usage also included the payments of preferred stock dividends. The sources of cash during the comparable period in 2002 were from the exercise of stock options, which resulted in the issuance of an additional 255,000 shares of the Company's Class A Common Stock, which was partially offset by the regular payments on capital lease obligations.

The Company had a working capital deficit of $455,000 as of December 31, 2003 compared to a working capital balance of $4,951,000 at December 31, 2002. Included in working capital were notes receivable with certain customers of $99,000 at December 31, 2003 and $823,000 at December 31, 2002. The Company had cash balances of $734,000 and $2,137,000, respectively, as of December 31, 2003 and 2002. The majority of the reduction in working capital is due to a note payable, $3,500,000 of which is classified as current, in connection with the Company's acquisition of Cingular's interest in Cellemetry and Cingular's common stock of the Company (see explanation of the transaction below). In order to provide additional short-term liquidity to the Company, on March 28, 2003, Alethea Limited Partnership, an entity affiliated with the family of the Company's chairman and CEO, agreed to provide to Digilog a one-year revolving line of credit for $1,000,000. Under its terms, the line is secured a lien on all the assets of the Company subsequent to the rights of Laurus Group (see below). Interest on the line of credit is at a rate of ten percent (10%) per annum. There are no restrictions on the use of the line. The minimum amount of any draw under the line is $100,000. The Company guarantees the line of credit. As of December 31, 2003 the Company had full availability to the entire $1,000,000 revolving line of credit. The Company is considering extending the line of credit for an additional year. On January 13, 2004, the Company completed a private placement to Laurus of a Convertible Term Note in the principal amount of $4,500,000, and a Common Stock Purchase Warrant to purchase up to 300,000 shares of the Company's Class A common stock, no par value per share. The Company used the net proceeds of $4,270,000 to retire the $3,500,000 debt owed to Cingular and to provide additional working capital (see the description of the financing below). This transaction eliminated the working capital deficit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The Company's business has traditionally not been capital intensive and, accordingly, capital expenditures have not been material. To date, the Company has funded all capital expenditures from operations, capital leases and other long-term obligations, proceeds from the public offering and the proceeds from the sale of its derived channel technology in November 1999 and the proceeds from sale of Data1Source LLC.

On March 28, 2003, the Company acquired Cingular's interest in Cellemetry and the 625,000 shares of the Company's stock owned by Cingular for $5,000,000 (the "Cellemetry Transaction"). Under the terms of the agreement, the Company agreed to pay Cingular $1,500,000 by December 15, 2003, $2,000,000 million by March 31, 2004 and $1,500,000 million by December 15, 2004. The Company's obligation is secured by a pledge of the stock of all the Company's subsidiaries (except Digilog) and a lien on the assets of all the Company's subsidiaries (except Digilog) and bears interest at a rate of eight percent (8%) per annum. On September 15, 2003 the Company paid the first installment of $1,500,000 and on January 13, 2004, the Company paid off the remaining $3,500,000 (see below).

On January 13, 2004, the Company completed a private placement to Laurus ("Laurus Transaction")of (i) a Convertible Term Note in the principal amount of $4,500,000 (the "Laurus Note"), and (ii) a Common Stock Purchase Warrant (the "Warrant" and together with the Laurus Note, the "Securities") to purchase up to 300,000 shares of the Company's Class A common stock, no par value per share ("Common Stock"). The Company used the net proceeds of $4,270,000 to retire the $3,500,000 debt owed to Cingular (see above) and to provide additional working capital. The Laurus Note has a term of three years maturing on January 12, 2007 and is secured by substantially all of the assets of the Company and its U.S. subsidiaries except DCX Systems Australia Pty Limited. Each of the Company's U.S. subsidiaries also has provided a guaranty to Laurus. Interest accrues on the Laurus Note at an annual rate of 8%, and interest and principal may be paid by the Company in either cash or in Common Stock. The Company may only use Common Stock to make such payment if the price per share of its Common Stock is greater than $5.02. However, the entire principal amount of the Laurus Note, and any accrued interest, may be converted by Laurus into the Company's Common Stock at a price equal to $4.56 per share (the "Fixed Conversion Price"), subject to the certain limitations. If the amount due and payable is paid by the Company using Common Stock, the number of shares to be issued to Laurus by the Company will be determined based upon the Fixed Conversion Price. Otherwise, cash payments of interest and principal due on the Laurus Note must be paid at 102% of the amount then payable. During the six-month period following the effectiveness of a registration statement (as discussed below) and if no Event of Default (as defined in the terms of the Laurus Note) has occurred, Laurus may not voluntarily convert, on a monthly basis, a portion of the Company Note that exceeds 10% of that number of shares of the Company traded in the one-month period preceding a voluntary conversion by Laurus. The Warrant is exercisable by Laurus until January 13, 2011, and has three separate tranches. The first tranche is exercisable for up to 150,000 shares of Common Stock at a price of $4.75 per share. The second tranche is exercisable for up to 100,000 shares of Common Stock at a price of $5.17 per share. The third tranche is exercisable for up to 50,000 shares of Common Stock at a price of $5.99 per share. The Company has also agreed to register all of the Common Stock that can be issued to Laurus. The Company is required to register these Securities within six months from January 13, 2004. Failure to do so would lead to monthly penalties for the next six months and if the Company fails to register the Securities after one year, Laurus has the right to require full payment of the unpaid principal and interest and can invoke its rights under the security agreement.

The Company intends to fund the Laurus Transaction through a combination of operating cash flow, cash on hand, and additional funding sources. Such additional funding sources could include the public or private sale of securities or proceeds from the sale of assets. If the Company is successful in raising additional funds through the issuance of equity securities, stockholders may experience dilution, or the equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If the Company raises funds through the issuance of additional debt securities, those securities would have rights, preferences and privileges senior to those of the common stock. There can be no assurance, however, that additional funding will be available on terms favorable to the Company or at all or that the Company will raise significant proceeds from the sale of assets. If the Company is unable to pay the Laurus Note, Laurus could take action to realize on its security interests described above.

The Company's operations used cash in 2003. The Company continues to add products and distribution channels for its products, but the Company's longer-term success will depend upon increased cash flow. The Company believes that the combination of additional funding provided by the Laurus transaction along with cash generated from future operations, will be sufficient to meet the Company's operating requirements through at least December 31, 2004 and beyond 2004, the Company expects to fund its operations from operating cash flows, assuming no material adverse change in the operation of the Company's business. The Company is also considering other sources of funding, including the sale of certain non-core assets.

Additionally, cash requirements for future expansion of the Company's operations will be evaluated on an as-needed basis and may involve additional external financing. The Company does not expect that such additional financing, should it occur, will have a materially negative impact on the Company's ability to fund its existing operations.

Contractual Obligations

(in thousands)	Payments due by period				
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term Debt*	$ 4,500	$ 468	$ 4,032	$ -	$ -
Capital lease obligations	378	343	35	-	-
Operating lease obligations	2,996	608	1,610	548	230
Total	$ 7,874	$ 1,419	$ 5,677	$ 548	$ 230

* This debt is convertible into the Company's common stock at both the Company's and Lender's option depending on the Company's stock price (see the description of this financing in the Liquidity and Capital Resources section above)

Effect of Inflation

Inflation has not been a material factor affecting the Company's business. In recent years the cost of electronic components has remained relatively stable, due to competitive pressures within the industry, which has enabled the Company to contain its manufacturing and operations costs. The Company's general operating expenses, such as salaries, employee benefits, and facilities costs are subject to normal inflationary pressures.

Foreign Currency

The Company's functional and reporting currency is the U.S. Dollar. Fluctuations in foreign currency exchange rates are not expected to have a material impact on the Company's results of operations or liquidity.

EXHIBIT 21

Subsidiaries of Numerex Corp.

Broadband Networks, Inc.	(Tier 1)
DCX Systems, Inc.	(Tier 1)
Digilog, Inc.	(Tier 1)
Numerex Investment Corp.	(Tier 1)
BNI Solutions LLC	(Tier 2)
DCX Systems (Australia) Pty Limited	(Tier 2)
Numerex Solutions LLC	(Tier 2)
MobileGuardian LLC	(Tier 2)
Cellemetry LLC[1]	
Uplink Security, Inc.	(Tier 2)

Tier 1 subsidiaries are those owned directly by Numerex Corp. Tier 2 are subsidiaries of Numerex Corp.'s subsidiaries.

[1]Prior to March 28, 2003 the Company owned 60%. Cingular Wireless LLC owned the remaining 40%. After March 28, 2003 the Company owned 100%.

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated February 20, 2004, accompanying the consolidated financial statements and schedule included in the Annual Report of Numerex Corp. on Form 10-K for the year ended December 31, 2003. We hereby consent to the incorporation by reference of said report in the Registration Statements of Numerex Corp. on Forms S-8 (File No. 333-51780, effective December 13, 2000; File No. 333-105142, effective May 9, 2003).

/s/GRANT THORNTON LLP

Atlanta, Georgia
February 20, 2004

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Stratton J. Nicolaides, certify that:

1. I have reviewed this amended annual report on Form 10-K/A of Numerex Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted pursuant to the guidance of Release No. 33-8283 (June 5, 2003)]

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2004

/s/ Stratton J. Nicolaides
Stratton J. Nicolaides
Chief Executive Officer and Chairman

EXHIBIT 31.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Alan B. Catherall, certify that:

1. I have reviewed this amended annual report on Form 10-K/A of Numerex Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [omitted pursuant to the guidance of Release No. 33-8283 (June 5, 2003)]

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2004

/s/ Alan B. Catherall
Alan B. Catherall
Chief Financial Officer
Executive Vice President, and
Principal Financial and Accounting Officer

EXHIBIT 32.1

**CERTIFICATION BY CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Numerex Corp. (the "Company") on Form 10-K/A as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stratton J. Nicolaides, as Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the dates and periods covered by the Report.

This certificate is being made for the exclusive purpose of compliance by the Chief Executive Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be disclosed, distributed or used by any person or for any reason other than as specifically required by law.

March 30, 2004

/s/ Stratton J. Nicolaides
Stratton J. Nicolaides
Chief Executive Officer

EXHIBIT 32.2

**CERTIFICATION BY CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Numerex Corp (the "Company") on Form 10-K/A as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Alan B. Catherall, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the dates and periods covered by the Report.

This certificate is being made for the exclusive purpose of compliance by the Chief Financial Officer of the Company with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be disclosed, distributed or used by any person or for any reason other than as specifically required by law.

March 30, 2004

/s/ Alan B. Catherall
Alan B. Catherall
Chief Financial Officer

Corporate Information

Corporate Address

Numerex Corp.
1600 Parkwood Circle, SE, Suite 200
Atlanta, Georgia 30339
770.693.5950
www.nmrx.com

Form 10-K/Investor Contact

Additional copies of the Company's Annual Report on Form 10-K for 2003 (without exhibits), 10Q and other quarterly financial reports are available from the Company at no charge and may be accessed from the Investor Relations section of the Company's web site at www.nmrx.com. Other investor contacts should be directed to Alan B. Catherall, Chief Financial Officer, at the Company's corporate office.

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Friday, May 7, 2004, at 11:00 am local time, at the Hawthorn Suites, 1500 Parkwood Circle, Atlanta, Georgia.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
212-936-5100

Corporate Counsel

Arnold and Porter
Thurman Arnold Building
555 Twelfth Street, NW
Washington, D.C. 20004

Independent Accountants

Grant Thornton LLP
Marquis One
Suite 300
245 Peachtree Center Ave, NE
Atlanta, GA 30303

Numerex
1600 Parkwood Circle, SE, Suite 200
Atlanta, Georgia 30339
770.693.5950
www.nmrx.com